

2011
Annual Report

An Alternative Path to Current Income

NorthStar
REAL ESTATE INCOME TRUST



"We are proud of the progress NorthStar Income has made and want to assure you that maximizing shareholder value remains our top priority. As we go forward in 2012, we believe the investment environment for our targeted assets will remain favorable in the foreseeable future and that we are well positioned to take advantage of these attractive opportunities."

To Our Shareholders,

On behalf of the Board of Directors and officers of NorthStar Real Estate Income Trust, Inc. ("NorthStar Income" or the "Company") we would like to thank you for your investment and continued support over the past year. The objectives of NorthStar Income are to identify opportunities mainly in commercial real estate ("CRE") debt investments that generate consistent income while providing downside protection for your invested capital.

We continue to benefit from our relationship with our NYSE-listed sponsor NorthStar Realty Finance Corp. ("NRF"). Our sponsor's, and consequently our advisor's, broad capabilities relating to investment sourcing, structuring and asset management provide us a significant competitive advantage in our targeted investments. We believe these capabilities, accentuated by the strength of our sponsor's wholly-owned broker-dealer affiliate, NorthStar Realty Securities, LLC, coupled with NRF's transparency as a publicly-traded company, provide us with competitive advantages that will support our successful growth in today's challenging markets.

At this time last year we indicated that in 2011 we expected to see conditions remain favorable for our targeted investments. That has proven out, as CRE fundamentals steadily improved, CRE transaction volumes and debt maturities accelerated while traditional sources of CRE debt capital continued to remain relatively inactive as they focused on cleaning up their legacy balance sheets and/or were stymied by volatile capital markets.

These favorable market conditions allowed us to capitalize on our established CRE platform, expertise and customer relationships to generate attractive investment opportunities. Supported by a rigorous underwriting process, which our management team has successfully developed over their extensive real estate careers during several real estate and economic cycles, our investment activities target assets that generally offer stable current cash flow, attractive risk-adjusted returns and provide for capital preservation. We have deployed this capital in $100 million of directly originated debt investments and $35 million of CMBS investments and are pleased that NorthStar Income continues to see a robust pipeline of investment opportunities that we believe will allow us to effectively deploy our capital and implement our business plan.

Our strategy, sponsorship and our presence as one of the only CRE debt-focused companies has resonated with investors and since inception, NorthStar Income has raised over $250 million of capital.

More recently, we demonstrated the strength of our Company and our sponsor by closing on a $100 million credit facility with Wells Fargo Bank, N.A. ("Wells") to finance a variety of first mortgage loan originations. The facility has an initial term of two years, with two one-year extension options at NorthStar Income's election. We believe the willingness of Wells to extend credit to NorthStar Income after a rigorous review process makes us unique in this sector. The credit facility, combined with our origination platform, will position us to further accelerate our investment pace and take advantage of the favorable opportunities we are seeing on your behalf.

We are proud of the progress NorthStar Income has made and want to assure you that maximizing shareholder value remains our top priority. As we go forward in 2012, we believe the investment environment for our targeted assets will remain favorable in the foreseeable future and that we are well positioned to take advantage of these attractive opportunities.

We thank you for the continued trust and confidence you have placed in NorthStar Income.

Sincerely,

David T. Hamamoto
Chairman & Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.

Daniel R. Gilbert
President & Chief Investment Officer
NorthStar Real Estate Income Trust, Inc.

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TABLE OF CONTENTS

	Page
Other Financial Information	ii
Forward Looking Statements	iii
Business	1
Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	6
Selected Financial Data	8
Management's Discussion and Analysis of Financial Condition and Results of Operations	9
Quantitative and Qualitative Disclosures About Market Risk	20
Controls and Procedures	21
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	22
Index to Consolidated Financial Statements	F-1

OTHER FINANCIAL INFORMATION

Information included herein was excerpted from our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 2, 2012 (the "2011 Form 10-K"). Certain portions of the 2011 Form 10-K were not reprinted for inclusion in this Annual Report to stockholders in accordance with SEC regulations. The 2011 Form 10-K may be viewed in its entirety on our website at *www.northstarreit.com*.

FORWARD LOOKING STATEMENTS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "seek," "anticipate," "estimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies or state other forward-looking information. Such statements include, but are not limited to, those relating to our ability to successfully complete our continuous public offering, our ability to pay distributions to our stockholders, our reliance on our advisor and our sponsor, the operating performance of our investments, our financing needs and the effects of our current strategies. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward looking statements. These factors include, but are not limited to:

- adverse economic conditions and the impact on the commercial real estate finance industry;
- our ability to successfully complete a continuous public offering;
- our ability to deploy capital quickly and successfully;
- access to debt capital;
- our liquidity;
- our ability to make distributions to our stockholders;
- the effect of paying distributions to our stockholders from sources other than cash flow from operations;
- the performance of our advisor and our sponsor;
- our dependence on the resources and personnel of our advisor and sponsor;
- the lack of a public trading market for our shares;
- the limited operating history of us and our dealer manager;
- the effect of economic conditions on the valuations of our investments;
- the impact of economic conditions on the borrowers of the commercial real estate debt we originate and the commercial mortgage loans underlying the commercial mortgage-backed securities in which we invest;
- any failure in our advisor's due diligence to identify all relevant facts in our underwriting process or otherwise;
- tenant or borrower defaults or bankruptcy;
- illiquidity of properties in our portfolio;
- environmental compliance costs and liabilities;
- effect of regulatory actions, litigation and contractual claims against us and our affiliates, including the potential settlement and litigation of such claims;
- regulatory requirements with respect to our business and the related cost of compliance;
- competition for investment opportunities;
- the impact of any conflicts arising among us and our sponsor;
- changes in laws or regulations governing various aspects of our business and non-listed REITs generally;
- the loss of our exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended;
- the effectiveness of our risk management systems;
- failure to maintain effective internal controls;
- compliance with the rules governing REITs; and
- the factors described in Item 1A of our 2011 Form 10-K under the heading "Risk Factors."

The foregoing list of factors is not exhaustive. All forward-looking statements included in this Annual Report are based upon information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date of this report to conform these statements to actual results.

Factors that could have a material adverse effect on our operations and future prospects are set forth in "Risk Factors" in our 2011 Form 10-K beginning on page 8. The factors set forth in the Risk Factors section could cause our actual results to differ significantly from those contained in any forward-looking statement contained in this report.

BUSINESS

References to "we," "us" or "our" refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries, in all cases acting through its external advisor, unless context specifically requires otherwise.

Overview

NorthStar Real Estate Income Trust, Inc. is an externally managed commercial real estate, or CRE, finance company that was formed in January 2009 to originate, invest in and asset manage a diversified portfolio of CRE debt, CRE securities and select CRE equity investments. We commenced our operations in October 2010. We conduct substantially all of our operations and make investments through our operating partnership, of which we are the sole general partner. NS Real Estate Income Trust Advisor, LLC, or our Advisor, is our external manager, and is an affiliate of our sponsor, NorthStar Realty Finance Corp., or our Sponsor.

Our primary business objectives are to originate and acquire real estate-related investments in order to produce attractive risk-adjusted returns and generate stable cash flows for distribution to our stockholders. We believe that our Sponsor has a platform that derives a competitive advantage from the combination of CRE credit underwriting and capital markets expertise, which enables us to manage credit risk across our business lines as well as to structure and finance our assets efficiently. We believe that our business lines are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar asset management skills to maximize value and to protect capital.

On March 4, 2009, we filed a registration statement on Form S-11 with the Securities and Exchange Commission, or the SEC, to offer a minimum of 200,000 shares and a maximum of 110,526,315 shares of common stock in our continuous public offering, of which 100,000,000 shares can be offered pursuant to our primary offering, or our Primary Offering, and 10,526,315 shares could be offered pursuant to our distribution reinvestment plan, or our DRP, which are herein collectively referred to as our Offering. The SEC declared our registration statement effective on July 19, 2010, and we retained NorthStar Realty Securities, LLC to serve as our dealer manager of our Primary Offering. Our Dealer Manager is an affiliate of our Sponsor and was formerly known as NRF Capital Markets, LLC. Our Dealer Manager is responsible for marketing our shares being offered pursuant to our Primary Offering.

On October 18, 2010, we completed a merger, accounted for as a reverse merger and recapitalization, or the Merger Transaction, with NorthStar Income Opportunity REIT I, Inc., or NSIO REIT, an entity also sponsored by our Sponsor. We were the surviving legal entity in the Merger Transaction and NSIO REIT was considered the accounting acquirer and the surviving accounting entity. As the surviving accounting entity, NSIO REIT's financial information is presented in these consolidated financial statements on a historical carryover basis.

Our priorities are to continue to raise capital through our Offering for our principal businesses of debt origination and security investing. In 2011, our capital raising efforts picked up significant momentum. From inception through December 31, 2011, we raised gross proceeds of $155.6 million from our Offering and the Merger Transaction, herein collectively referred to as Total Capital Raised.

We conduct our operations so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

Our Investments

The following describes the major CRE asset classes in which we invest and continue to actively manage to maximize stockholder value and to preserve our capital. For financial information regarding our reportable segments, refer to Note 11, Segment Reporting, in our accompanying Consolidated Financial Statements for the year ended December 31, 2011 included in "Consolidated Financial Statements."

The following is a summary of our investments as of December 31, 2011:

Asset Type:	Number	Principal Amount	Carrying Value	Weighted Average Coupon (1)	Weighted Average Current Yield	Weighted Average Yield to Maturity (2)
CRE Debt						
First mortgage loans	5	$ 68,307,400	$ 68,436,947	8.21%	8.28%	9.17%
Mezzanine loans	1	4,500,000	4,500,369	15.00%	15.15%	16.80%
Total CRE Debt	**6**	**72,807,400**	**72,937,316**	**8.63%**	**8.70%**	**9.64%**
CRE Securities						
CMBS	3	32,856,000	34,745,604	5.53%	8.94%	12.80%
Total CRE Securities	**3**	**32,856,000**	**34,745,604**	**5.53%**	**8.94%**	**12.80%**
Total/Weighted average	**9**	**$ 105,663,400**	**$ 107,682,920**	**7.67%**	**8.78%**	**10.62%**

(1) All CRE debt investments are floating-rate but subject to a fixed minimum LIBOR rate, or floor, with a weighted average floor of 3.37% at December 31, 2011. All CMBS are fixed-rate.

(2) For CRE debt investments, based on initial maturity and fees received or expected to be received from our borrower and excludes any acquisition fees paid to our Advisor. For CRE securities, represents the leveraged yield based on cash flows through expected repayment/sale dates.

Commercial Real Estate Debt

Our CRE debt business is focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans. We emphasize direct origination of our debt investments as this allows us a greater degree of control in structuring, the potential for future modification or restructuring negotiations and provides us the opportunity to create subordinate interests in the loan, if desired, that meet our risk return objectives, allows us to maintain a more direct relationship with our borrowers and provides us an opportunity to earn origination and other fees. We believe that the continued limited availability of debt capital for commercial real estate along with the challenging U.S. and global economic conditions present opportunities for us to obtain attractive terms from both new directly-originated loans and from pre-existing loans acquired from third-party originators, who may be motivated to sell due to liquidity needs or who are exiting the business.

Our CRE debt investments typically have many of the following characteristics: (i) terms of two to ten years inclusive of any extension options; (ii) collateral in the form of a first mortgage or a subordinate interest in a first mortgage on real property, a pledge of ownership interests in a real estate owning entity or a preferred equity investment in a real estate owning entity; (iii) investment amounts of $5 million to $50 million; (iv) floating interest rates priced at a spread over LIBOR or fixed interest rates; (v) an interest rate floor or other hedge to protect against interest rate volatility; and (vi) an intercreditor agreement. The intercreditor agreement outlines our rights relative to other investors in the capital structure of the transaction and typically provides us with a right to cure any defaults on those tranches senior to us and, under certain circumstances, to purchase senior tranches.

Commercial Real Estate Securities

Our CRE securities business is focused on investing in and asset managing a wide range of CRE securities, including commercial mortgage-backed securities, or CMBS, and may include unsecured REIT debt, collateralized debt obligation notes, or CDO notes, primarily backed by CRE securities and debt and other securities. Substantially all of our CRE securities have explicit credit ratings assigned by at least one of the major rating agencies (Moody's Investors Service, Standard & Poor's, Fitch Ratings, Morningstar, DBRS and Kroll, generally referred to as rating agencies) and are typically originally rated investment grade.

We seek to mitigate credit risk through fundamental CRE credit analysis, subordination and diversification. Some of our CMBS investments may be junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitization transaction. While the expected yield on our securities is sensitive to the performance of the underlying assets, the more subordinated securities, in the case of certain of our CMBS, and the issuer's underlying equity, in the case of REIT debt, are designed to bear the first risk of default and loss. In addition to diversification by issuer and security within our CRE securities portfolio, the underlying real estate portfolio represented by each such security are further diversified by number of properties, property type, geographic location and tenant composition.

A summary of the various types of CRE securities we may invest in is as follows.

CMBS: CMBS are commercial first priority or senior mortgages pooled in a trust and are principally secured by real property or interests therein having a multifamily or commercial use and located in the United States. Underlying property types include regional malls, neighborhood shopping centers, office buildings, industrial or warehouse properties, hotels, apartment buildings, self-storage and healthcare facilities.

Unsecured REIT Debt: Unsecured REIT debt consists of non-amortizing senior unsecured notes issued by equity REITs. REITs own a variety of property types with a large number of companies focused on the office, retail, multifamily, industrial, healthcare and hotel sectors. Unsecured REIT debt typically incorporates protective financial covenants and have credit ratings issued by one or more rating agencies. We may also invest in junior unsecured debt, preferred equity or common equity of REITs.

CDO Notes: CDO notes are obligations typically collateralized by a combination of CMBS and unsecured REIT debt, and may also include real estate first mortgage loans, subordinate mortgage interests and other asset-backed securities as part of their underlying collateral. These assets are held within a special-purpose vehicle that issues rated securities and equity in private securities offerings.

Financing Strategy

We employ leverage as a part of our investment strategy. Although we have a maximum leverage level for our portfolio, we do not have a targeted debt-to-equity ratio, as we believe the appropriate leverage for the particular assets we finance depends on the specific credit characteristics of those assets. We utilize leverage for the sole purpose of financing our assets and we do not employ leverage to speculate on changes in interest rates. When we employ leverage, we will generally seek to match-fund our assets and liabilities by having similar maturities and like-kind interest rate benchmarks (fixed or floating) to manage refinancing and interest rate risk. We may pursue a variety of financing arrangements such as credit facilities, securitized arrangements and other term borrowings.

Risk Management

Our Advisor uses many methods to actively manage our asset base to preserve our income and capital. These include frequent dialogue with borrowers and inspections of our collateral which are effective processes for identifying issues early. Some of our debt investments may require borrowers to replenish cash reserves for items such as taxes, insurance and future debt service costs. Late replenishments of cash reserves also may be an early indicator there could be a problem with the borrower or collateral property.

Our Advisor conducts comprehensive credit reviews that generally include day-to-day oversight by the portfolio management team, weekly management meetings and a quarterly credit review process. These processes are designed to enable management to evaluate and proactively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis. Nevertheless, we cannot be certain that our Advisor's review will identify all issues within our portfolio due to, among other things, adverse economic conditions or events adversely affecting specific assets; therefore, potential future losses may also stem from assets that are not identified by these credit reviews. During the quarterly credit reviews, or more frequently if necessary, investments may be put on highly-monitored status and identified for possible impairment based upon several factors, including missed or late contractual payments, significant declines in collateral performance and other data which may indicate a potential issue in our ability to recover our capital from the investment.

Each of our investments, while primarily backed by CRE collateral, is unique and requires customized asset management strategies for dealing with potential credit situations. The complexity of each situation depends on many factors, including the number of collateral properties, the type of property, macro and local market conditions impacting the supply/demand, cash flow and collateral, and the financial condition of our borrowers and their willingness to support our collateral properties. Our Advisor has an experienced asset management team that monitors those factors on our behalf.

Independent Director's Review of Our Policies

As required by our charter, our independent directors have reviewed our policies and determined that they are in the best interests of our stockholders. Our key policies that provide the basis for such determination are summarized herein.

Regulation

We are subject, in certain instances, to supervision and regulation by state and federal governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things: (1) regulate credit granting activities; (2) establish maximum interest rates, finance charges and other fees we can charge our customers; (3) require disclosures to customers; (4) govern secured transactions; and (5) set collection, foreclosure, repossession and claims-handling procedures and other trade practices. Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We are also required to comply with certain provisions of the Equal Credit Opportunity Act that are applicable to CRE debt.

We believe that we are not, and intend to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We have been, and intend to continue to rely on current interpretations of the staff of the SEC, in an effort to continue to qualify for an exemption from registration under the Investment Company Act. For more information on the exemptions that we utilize, see "Item 1A—Risk Factors—Maintenance of our Investment Company Act exemption imposes limits on our operations" in our 2011 Form 10-K. Further, we intend to continue to operate our business consistent with our original business strategy which we believe will not require our Advisor to register as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Investment Advisers Act.

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, commencing with our taxable year ended December 31, 2010. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we are organized and operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2010, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Competition

Our ability to produce income that will allow us to pay our targeted distribution depends on our ability to originate or acquire investments at our targeted returns. In originating or acquiring these investments, we compete with other REITs, specialty finance companies, savings and loan associations, commercial banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with investment objectives similar to ours and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and returns for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Employees

As of December 31, 2011, we have no employees. Our Advisor or its affiliates provide management, acquisition, advisory and certain administrative services for us.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors, or our Board, consists of a majority of independent directors. The Audit Committee of our Board is composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of ethics, which delineate our standards for our officers and directors.

Our internet address is *www.northstarreit.com.* The information on our website is not incorporated by reference in this Annual Report. We make available, free of charge through a link on our site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, if any, as filed or furnished with the SEC, as soon as reasonably practicable after such filing or furnishing. Our site also contains our code of ethics, corporate governance guidelines and our Audit Committee charter. Within the time period required by the rules of the SEC, we will post on our website any amendment to our code of ethics as defined in the code.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

We are currently offering shares of our common stock pursuant to an effective registration statement at a price of $10.00 per share in our "best efforts" Primary Offering and a $9.50 purchase price for shares sold under our DRP. There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our Board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our Board does not have a stated term for evaluating a listing on a national securities exchange as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

In order for members of the FINRA and their associated persons to have participated in the offering and sale of our common shares or to participate in any future offering of our common shares, we are required pursuant to FINRA Rule 5110 to disclose in each Annual Report distributed to our stockholders a per share estimated value of our common shares, the method by which it was developed and the date of the data used to develop the estimated value. In addition, our Advisor must prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our common shares. For these purposes, the estimated value of our shares shall be deemed to be $10.00 per share as of December 31, 2011. The basis for this valuation is the fact that we are currently conducting a public offering of our common shares at the price of $10.00 per share (not taking into consideration purchase price discounts for certain categories of purchasers).

Stockholders

As of February 28, 2012, we had 4,681 stockholders of record.

Distributions

The following summarizes distributions declared for the years ended December 31, 2011 and 2010:

	Distributions		
Period	Cash	DRP	Total
2011			
First Quarter	$ 527,087	$ 161,612	$ 688,699
Second Quarter	716,660	286,407	1,003,067
Third Quarter	1,034,925	458,231	1,493,156
Fourth Quarter	1,606,664	864,100	2,470,764
2010			
First Quarter	70,939	10,503	81,442
Second Quarter	208,524	63,838	272,362
Third Quarter	582,762	-	582,762
Fourth Quarter	529,655	103,354	633,009

Distribution Reinvestment Plan

We have adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of our common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP will be $9.50. Once we establish an estimated value per share, shares issued pursuant to the DRP will be priced at the estimated value per share of our common stock, as determined by our Advisor or another firm chosen for that purpose. We expect to establish an estimated value per share after the completion of our offering stage. The offering stage will be considered complete when we are no longer publicly offering equity securities—whether through our Offering or follow-on public offerings—and have not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The Board of our Company may amend or terminate the DRP for any reason upon ten-days' notice to participants. For the period commencing October 18, 2010 and ending December 31, 2011, we issued 159,404 shares totaling $1,514,340 of gross offering proceeds pursuant to the DRP. At December 31, 2011, we recorded in distribution payable $359,364 related to the approved December cash distribution which was reinvested pursuant to the DRP in January 2012.

Share Repurchase Program

We have adopted a Share Repurchase Program that may enable stockholders to sell their shares to us in limited circumstances. Share repurchases will be made at the sole discretion of our Board. For the year ended December 31, 2011, we repurchased 14,748 shares on behalf of an estate of a deceased investor, for a total of $147,480, or $10.00 per share. We did not repurchase any shares in the fourth quarter of 2011.

Use of Proceeds from Registered Securities

On July 19, 2010, our registration statement on Form S-11 (File No. 333-157688), covering our Offering of up to 110,526,315 shares of common stock, of which 100,000,000 shares of common stock would be offered pursuant to our Primary Offering and 10,526,315 shares of common stock would be offered pursuant to our DRP, was declared effective under the Securities Act. We commenced our Offering on the same date and retained our Dealer Manager to serve as our dealer manager of our Offering. We are offering up to 100,000,000 shares of common stock at an aggregate offering price of up to $1.0 billion, or $10.00 per share with discounts available to certain categories of purchasers, and 10,526,315 shares of common stock pursuant to our DRP at an aggregate offering price of $100 million, or $9.50 per share.

As of December 31, 2011, excluding proceeds raised from the Merger Transaction, we sold the following securities in our Offering:

- 12,758,003 shares, equal to $127,087,970 of aggregate gross proceeds pursuant to our Primary Offering; and
- 159,404 shares, equal to $1,514,340 of aggregate gross proceeds pursuant to our DRP.

In the aggregate, as of December 31, 2011, we sold 12,917,407 shares in our Offering resulting in gross proceeds of $128,602,310.

For the year ended December 31, 2011, we repurchased 14,748 shares for a total of $147,480, or $10.00 per share.

As of December 31, 2011, we incurred the following costs in connection with the issuance and distribution of the registered securities:

Type of Cost	Amount
Offering costs to related parties (1)	$ 13,884,649

(1) Comprised of $8.5 million in selling commissions, $3.8 million in dealer manager fees and $1.6 million in other offering costs. $9.4 million of these costs have been reallowed to third parties.

From the commencement of our Offering through December 31, 2011, the net proceeds to us from our Primary Offering, after deducting the total expenses incurred described above, were $113,203,321. From the commencement of our Offering through December 31, 2011, we used net proceeds of $72,807,400 principal amount to originate CRE debt investments, $631,224 to pay our Advisor acquisition fees and $2,720,000 to purchase a CRE security.

SELECTED FINANCIAL DATA

The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each included elsewhere in this Annual Report.

Statement of Operations Data:	Year Ended December 31, 2011	Year Ended December 31, 2010	For the Period from January 26, 2009 (inception) to December 31, 2009
Revenues			
Interest income	$ 3,092,289	$ 1,484,691	$ 94,795
Total revenues	3,092,289	1,484,691	94,795
Expenses			
Interest expense	902,482	799,911	-
Advisory fees - related party	265,403	53,760	-
Auditing and professional fees	224,306	238,059	-
General and administrative expenses	834,209	687,282	-
Total expenses	2,226,400	1,779,012	-
Income (loss) from operations	865,889	(294,321)	94,795
Realized gain on investments and other	-	199,604	-
Unrealized gains (losses) on investments and other	732,231	1,724,637	587,096
Net income	1,598,120	1,629,920	681,891
Less: net income attributable to non-controlling interests	103	328	1,361
Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,598,017	$ 1,629,592	$ 680,530
Net income per share of common stock, basic / diluted	$ 0.22	$ 0.77	$ 5.98
Common stock distributions declared per share	$ 0.79	$ 0.75	$ -
Weighted average number of shares of common stock outstanding	7,118,918	2,104,915	113,828

Balance Sheet Data:	December 31, 2011	December 31, 2010	December 31, 2009
Assets			
Cash	$ 53,859,334	$ 20,404,832	$ 55,630
Real estate securities, available for sale	34,745,604	31,264,331	1,620,000
Real estate debt investments, net	72,937,316	-	-
Total assets	169,365,048	52,077,933	3,498,914
Liabilities			
Borrowings	24,061,212	24,061,212	-
Distribution payable	996,287	208,594	-
Total liabilities	33,458,494	24,525,680	1,815,023
Equity			
Stockholders' equity	135,902,207	27,548,019	1,680,530
Non-controlling interests	4,347	4,234	3,361
Total equity	135,906,554	27,552,253	1,683,891

Other Data:	Year Ended December 31, 2011	Year Ended December 31, 2010	For the Period from January 26, 2009 (inception) to December 31, 2009
Cash flow provided by (used in):			
Operating activities	$ 1,175,030	$ (105,907)	$ 53,630
Investing activities	(75,527,400)	(27,763,765)	(1,000,000)
Financing activities	107,806,872	48,218,874	1,002,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in this Annual Report. References to "we," "us," or "our" refer to NorthStar Real Estate Income Trust, Inc. and its subsidiaries (collectively, our Company) unless context specifically requires otherwise.

Introduction

We are an externally managed CRE finance company that was formed in January 2009 to originate, invest in and asset manage a diversified portfolio of CRE debt, CRE securities and select CRE equity investments. We commenced our operations in October 2010. We conduct substantially all of our operations and make investments through our operating partnership, of which we are the sole general partner. NS Real Estate Income Trust Advisor, LLC is our external manager and is an affiliate of our Sponsor. Our primary business lines are as follows:

- *Commercial Real Estate Debt* – Includes first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans.
- *Commercial Real Estate Securities* – Primarily includes CMBS and may include unsecured REIT debt, collateralized debt obligations and other securities.
- *Commercial Real Estate Equity Investments* – Includes select CRE equity investments.

We believe that these businesses are complementary to each other due to the overlapping sources of investment opportunities and common reliance on real estate fundamentals.

We generate revenue from interest income on our CRE debt investments and our CRE securities. Our income is primarily derived through the difference between revenues and the cost at which we are able to finance our investments.

Profitability and Performance Metrics

We calculate Funds from Operations, or FFO, and Modified Funds from Operations, or MFFO, (see "Non-GAAP Financial Measures—Funds from Operations and Modified Funds from Operations" for a description of these metrics) to evaluate the profitability and performance of our business.

Outlook and Recent Trends

In the first half of 2011, liquidity began to return to the commercial real estate finance markets and corporate capital started to become available to the stronger sponsors. Wall Street and commercial banks began to more actively provide credit to real estate borrowers. A proxy of the easing of credit and restarting of the capital markets for commercial real estate debt is the approximately $30 billion in multi-borrower CMBS transactions that were completed during 2011. However, credit started to contract in mid-2011 as the European debt woes began to unfold resulting in severe market volatility.

We expect that the commercial real estate finance markets will continue to be challenged in 2012 by a slow U.S. economy and the euro-zone debt crisis, along with the risk of maturing CRE loans that will have difficulties refinancing. It is currently estimated that $1.0 trillion of CRE loans will mature through 2014 and $2.0 trillion will mature through 2017. Many of these loans will not be able to be refinanced, exacerbating slowing growth and contracting credit. With that, many industry experts are predicting $35 billion total CMBS issuance in 2012 even though actual issuance could fall significantly below expectations.

Virtually all CRE property types were adversely impacted by the credit crisis, including core property types such as hotel, retail, office, industrial and multifamily properties. Land, condominium and other commercial property types were more severely impacted. During 2011, the U.S. economy was recovering but at a slow pace and continued to be challenged by various factors beyond our control, including high unemployment, a weak residential housing market, political atrophy and the euro-zone debt crises. Despite the difficult U.S. and global economic conditions, investor interest has been returning to commercial real estate especially in urban areas having high concentrations of institutional quality real estate, and in certain asset types such as apartments. Into 2012, companies such as ours, with no pre-recession asset issues, should have a competitive advantage in the market because our originations and acquisitions of CRE debt, CRE securities and select CRE equity investments will reflect valuations that have already adjusted to post-recession pricing and we will not be otherwise distracted dealing with legacy portfolio issues.

Due to the market conditions described above and our Advisor's expertise and industry relationships, we continue to see a robust pipeline of investment opportunities that have credit qualities and yield profiles that are consistent with our underwriting standards and that we believe offer the opportunity to meet or exceed our targeted returns. While we remain optimistic that we will continue to be able to generate and capitalize on an attractive pipeline, there is no assurance that will be the case.

Our Strategy

Our primary business objectives are to originate and acquire real estate-related investments in order to produce attractive risk-adjusted returns and generate stable cash flows for distribution to our stockholders. We believe that our Advisor has a platform that derives a competitive advantage from the combination of CRE credit underwriting and capital markets expertise, which enables us to manage credit risk across our business lines as well as to structure and finance our assets efficiently. We believe that our business lines are complementary to each other due to their overlapping sources of investment opportunities, common reliance on CRE fundamentals and ability to apply similar asset management skills to maximize value and to protect capital.

We currently expect to use the net proceeds from our Offering and proceeds from other financing sources to carry out our primary business objectives of originating and acquiring real estate-related investments.

Risk Management

A description of our Advisor's portfolio management system is described in detail in "Business – Risk Management."

As of December 31, 2011, all of our CRE debt investments were performing in accordance with the terms of the loan agreements. However, there can be no assurance that these loans will continue to perform in accordance with the terms of the loan agreements and may, in the future, record reserves if required for these loans.

Critical Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of our Company and its subsidiaries, which are majority-owned and controlled by our Company and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Commercial Real Estate Debt Investments

CRE debt investments are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination fees, acquisition fees, discounts, and unfunded commitments unless such loan or investment is deemed to be impaired. Real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve. Interest income is recorded on the accrual basis and discounts, premiums, origination costs and fees on originated assets are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in our consolidated statements of operations.

Commercial Real Estate Securities

All of our CRE securities are classified as available for sale on the acquisition date, which are carried at fair value, with any unrealized gains (losses) reported as a component of accumulated other comprehensive income (loss) in our consolidated statements of equity. However, we may elect the fair value option for certain of our available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gains (losses) on investments and other in our consolidated statements of operations. Interest income on CRE securities is recognized using the effective interest method with any purchased premium or discount accreted through income based upon a comparison of actual and expected cash flows, through the expected maturity date of the security. Depending upon the nature of the investment, changes to expected cash flows may result in a change to yield which is then applied prospectively to recognize interest income.

Credit Losses and Impairment on Investments

Commercial Real Estate Debt Investments

We will maintain a loan loss reserve on our CRE debt investments, if appropriate. A provision will be established when we believe a loan is impaired, which is when we deem it probable that we will not be able to collect principal and interest amounts due according to the contractual terms. We assess the credit quality of the portfolio and adequacy of reserves on a quarterly basis, or more frequently as necessary. Significant judgment of ours is required in this analysis. We consider the estimated net recoverable value of the loan as well as other factors, including but not limited to fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date.

Income recognition is suspended for the loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the suspended loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and legally discharged.

Commercial Real Estate Securities

CRE securities for which the fair value option is not elected are periodically evaluated for other-than-temporary impairment, or OTTI. A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through other comprehensive income (loss) are amortized over the life of the security with no impact on earnings.

CRE securities for which the fair value option was elected are not evaluated for OTTI as changes in fair value are recorded in our consolidated statements of operations. Realized losses on such securities are reclassified to the realized gains (losses) on investments and other as losses occur.

Fair Value Measurements

We categorize financial instruments in accordance with U.S. GAAP based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets.

b) Quoted prices for identical or similar assets or liabilities in non-active markets.

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.

d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Real Estate Securities

Real estate securities are generally valued using a third-party pricing service or broker quotations. These quotations are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain real estate securities that may be valued based on a single broker quote or an internal pricing model, and have less observable pricing will be classified as Level 3 of the fair value hierarchy. For real estate securities using an internal pricing model, inputs include assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses.

Results of Operations

The following discussion is based upon the consolidated financial statements of our Company for the year ended December 31, 2011 and the historical carryover financial statements of NSIO REIT for the year ended December 31, 2010 and for the period from the Inception Date to December 31, 2009.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

	Year Ended December 31,		Increase (decrease)	
	2011	2010	Amount	%
Revenues				
Interest income	$ 3,092,289	$ 1,484,691	$ 1,607,598	108.3%
Total revenues	3,092,289	1,484,691	1,607,598	108.3%
Expenses				
Interest expense	902,482	799,911	102,571	12.8%
Advisory fees - related party	265,403	53,760	211,643	393.7%
Auditing and professional fees	224,306	238,059	(13,753)	(5.8%)
General and administrative expenses	834,209	687,282	146,927	21.4%
Total expenses	2,226,400	1,779,012	447,388	25.1%
Income (loss) from operations	865,889	(294,321)	1,160,210	394.2%
Realized gain on investments and other	-	199,604	(199,604)	(100.0%)
Unrealized gains (losses) on investments and other	732,231	1,724,637	(992,406)	(57.5%)
Net income	1,598,120	1,629,920	(31,800)	(2.0%)
Less: net income attributable to non-controlling interests	103	328	(225)	(68.6%)
Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,598,017	$ 1,629,592	$ (31,575)	(1.9%)

Revenues

Interest Income

Interest income increased $1,607,598, primarily attributable to interest income earned on the six loans originated in 2011.

Expenses

Interest Expense

Interest expense increased $102,571, related to a full period of interest expense in 2011 related to borrowings used to finance two CRE securities acquired in January 2010 and February 2010.

Advisory Fees — Related Party

Advisory fees — related party increased $211,643, related to increased capital raising and investment activity in 2011.

Auditing and Professional Fees

Auditing and professional fees decreased $13,753, primarily attributable to higher professional fees incurred in 2010 related to the Merger Transaction.

General and Administrative Expenses

General and administrative expenses include director fees, organization and other costs associated with operating our Company. The increase in 2011 was primarily attributable to an increase in director fees and director and officer insurance.

Realized Gain on Investments and Other

We had no realized gain on investments and other for the year ended December 31, 2011. Realized gain on investments and other for the year ended December 31, 2010 was the result of the sale of one CRE security on June 30, 2010.

Unrealized Gains (Losses) on Investments and Other

The decrease in unrealized gains (losses) on investments and other is related to the change in fair value on CRE securities for which the fair value option was elected.

Comparison of the Year Ended December 31, 2010 to the Period from the Inception Date to December 31, 2009

	Year Ended December 31, 2010	Period from January 26, 2009 (inception) to December 31, 2009	Increase (decrease) Amount	%
Revenues				
Interest income	$ 1,484,691	$ 94,795	$ 1,389,896	1466.2%
Total revenues	1,484,691	94,795	1,389,896	1466.2%
Expenses				
Interest expense	799,911	-	799,911	N/A
Advisory fees - related party	53,760	-	53,760	N/A
Auditing and professional fees	238,059	-	238,059	N/A
General and administrative expenses	687,282	-	687,282	N/A
Total expenses	1,779,012	-	1,779,012	N/A
Income (loss) from operations	(294,321)	94,795	(389,116)	(410.5%)
Realized gain on investments and other	199,604	-	199,604	N/A
Unrealized gains (losses) on investments and other	1,724,637	587,096	1,137,541	193.8%
Net income	1,629,920	681,891	948,029	139.0%
Less: net income attributable to non-controlling interests	328	1,361	(1,033)	(75.9%)
Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,629,592	$ 680,530	$ 949,062	139.5%

Revenues

Interest Income

Interest income increased $1,389,896, related to the acquisition of two CRE securities in January 2010 and February 2010, partially offset by the sale of a CRE security on June 30, 2010.

Expenses

Interest Expense

Interest expense totaled $799,911 for the year ended December 31, 2010 and related to borrowings used to finance two CRE securities acquired in January 2010 and February 2010. We had no interest expense for the period from the Inception Date to December 31, 2009.

Advisory Fees — Related Party

The advisory fees — related party was attributable to asset management fees paid to our Advisor for the year ended December 31, 2010. We had no advisory fees — related party for the period from the Inception Date to December 31, 2009.

Auditing and Professional Fees

The auditing and professional fees for the year ended December 31, 2010 consisted of audit, tax, legal and consulting fees related to our registration statements and other filings related to the Merger Transaction. We had no auditing and professional fees for the period from the Inception Date to December 31, 2009.

General and Administrative Expenses

General and administrative expenses include director fees, organization and other costs associated with operating our Company. The general and administrative expenses for the year ended December 31, 2010 included organizational expenses, transfer agent fees, director and officer insurance and other costs. We had no general and administrative expenses for the period from the Inception Date to December 31, 2009.

Realized Gain on Investments and Other

Realized gain on investments and other for the year ended December 31, 2010 was the result of the sale of one CRE security on June 30, 2010. We had no realized gain on investments and other for the period from the Inception Date to December 31, 2009.

Unrealized Gains (Losses) on Investments and Other

The increase in unrealized gains (losses) on investments and other is related to the change in fair value on CRE securities for which the fair value option was elected.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to originate and acquire CRE debt investments, CRE securities and select CRE equity investments and conduct our operations from the proceeds of our Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. For the year ended December 31, 2011, we sold 12,660,726 shares in our Offering generating gross proceeds of $126,046,968. From inception through December 31, 2011, Total Capital Raised was $155.6 million. As of December 31, 2011, we held $53,859,334 of unrestricted cash available for investments.

If we are unable to continue to raise funds in our Offering, we will be unable to make new investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain fixed operating expenses, including certain expenses as a publicly-offered REIT, regardless of whether we are able to continue to raise funds in our Offering. Our inability to continue to raise funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Once we have fully invested the proceeds of our Offering, we expect that our financing will not exceed 50% of the greater of the cost or fair value of our investments, although it may exceed this level during our offering stage. Our charter limits us from incurring borrowings that would exceed 75% of our tangible assets. We cannot exceed this limit unless any excess in borrowing over such level is approved by our stockholders. As of December 31, 2011, our leverage was 30%, which is well below the maximum allowed by our charter.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor and our Dealer Manager. During our organization and offering stage, these payments will include payments to our Dealer Manager for selling commissions and the dealer manager fee, and payments to our Dealer Manager and our Advisor for reimbursement of certain organization and offering costs. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering costs incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection and origination or acquisition of investments, the management of our assets and costs incurred by our Advisor in providing services to us. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our Advisor and our Board.

We elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ended December 31, 2010. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our Board may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Board deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare daily distributions and pay distributions on a monthly basis. We have not established a minimum distribution level.

Cash Flows

The following discussion is based upon the consolidated financial statements of our Company for the year ended December 31, 2011 and the historical carryover financial statements of NSIO REIT for the year ended December 31, 2010 and for the period from the Inception Date to December 31, 2009.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net cash provided by operating activities was $1,175,030 for the year ended December 31, 2011 and related to net interest income generated from our investments offset by fees paid to our Advisor for the acquisition and management of our investments. Net cash (used in) operating activities was $105,907 for the year ended December 31, 2010 and related to net interest income generated from our investments offset by professional fees paid in connection with the Merger Transaction.

Net cash (used in) investing activities was $75,527,400 for the year ended December 31, 2011 and related to the origination of six loans and the acquisition of a CRE security. Net cash (used in) investing activities was $27,763,765 for the year ended December 31, 2010 and related to the acquisition of two CRE securities offset by the sale of one CRE security.

Net cash provided by financing activities was $107,806,872 for the year ended December 31, 2011 and related to the net proceeds from the issuance of common stock through our Offering offset by distributions paid on our common stock and a common stock share repurchase. Net cash provided by financing activities was $48,218,874 for the year ended December 31, 2010 and related to net proceeds from the issuance of common stock through our Offering and borrowings incurred under two Term Asset-Backed Securities Loan Facilities, or TALF, agreements offset by a common stock share repurchase and distributions paid on our common stock.

Year ended December 31, 2010 compared to period from the Inception Date to December 31, 2009

Net cash (used in) operating activities was $105,907 for the year ended December 31, 2010 and related to net interest income generated from our investments offset by professional fees paid in connection with the Merger Transaction. Net cash provided by operating activities was $53,630 for the period from the Inception Date to December 31, 2009 and related to interest income generated from our investments.

Net cash (used in) investing activities was $27,763,765 for the year ended December 31, 2010 and related to the acquisition of two CRE securities offset by the sale of one CRE security. Net cash (used in) investing activities was $1,000,000 for the period from the Inception Date to December 31, 2009, relating to the acquisition of a CRE security.

Net cash provided by financing activities was $48,218,874 for the year ended December 31, 2010 and related to net proceeds from the issuance of common stock through our Offering and borrowings incurred under two TALF agreements offset by a common stock share repurchase and distributions paid on our common stock. Net cash provided by financing activities was $1,002,000 for the period from the Inception Date to December 31, 2009 and principally related to the net proceeds from the issuance of common stock.

Contractual Obligations

As of December 31, 2011, we had the following contractual obligations:

	Payments Due by Period				
Contractual Obligations:	Total	1 year or less	2-3 years	4-5 years	After 5 years
Borrowings	$ 24,061,212	$ -	$ -	$ 24,061,212	$ -
Estimated asset management fees (1)	10,137,850	1,013,785	2,027,570	2,027,570	5,068,925
Estimated interest payments (2)	2,776,837	891,901	1,783,802	101,134	-
Total contractual obligations	$ 36,975,899	$ 1,905,686	$ 3,811,372	$ 26,189,916	$ 5,068,925

(1) Estimated asset management fees were calculated for the next ten years and assumes no additional investments.
(2) All borrowings are fixed-rate and estimated interest payments are calculated through maturity.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Related Party Transactions

Our Advisor is responsible for managing our affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of us. For such services, our Advisor receives fees and compensation from us. Below is a summary of the fees due our Advisor.

We are obligated to reimburse our Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from our Primary Offering. For the year ended December 31, 2011, we raised gross proceeds of $124,591,660 from our Primary Offering and, accordingly, were obligated to reimburse up to a total of $1,846,305 of organization and offering costs, which was allocated $246,112 to organization and $1,600,193 to offering costs. For the period from October 18, 2010 to December 31, 2010, we were obligated to reimburse up to a total of $60,000 of organization and offering costs, which was allocated $42,151 to organization and $17,849 to offering costs.

Our Advisor and certain affiliates of our Advisor are entitled to receive reimbursement for operating costs incurred by our Advisor in connection with services provided to our Company. We will reimburse our Advisor for operating costs (including the asset management fee) at the end of the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of our assets for that period. For the year ended December 31, 2011, operating costs were allocated $224,306 to auditing and professional fees and $331,781 to general and administrative expenses. For the year ended December 31, 2010, operating costs were allocated $47,408 to auditing and professional fees and $45,489 to general and administrative expenses.

Our Advisor receives a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the cost of all investments made and of our investments in joint ventures, including acquisition fees, origination and acquisition expenses and any debt attributable to such investments, less any principal repaid by borrowers on our debt investments (or our proportionate share thereof in the case of debt investments made through joint ventures). For the years ended December 31, 2011 and 2010, our Company incurred $265,403 and $53,760, respectively, in asset management fees.

Our Advisor also receives an acquisition fee equal to 1.0% of the amount funded by us to originate or acquire CRE debt or the amount invested in the case of other real estate investments including any origination and acquisition expenses and any borrowings attributable to such investments. For the year ended December 31, 2011, we incurred $728,074 in acquisition fees to our Advisor related to the origination of CRE debt investments. We did not incur any asset acquisition fees for the year ended December 31, 2010.

Pursuant to a dealer manager agreement, we pay our Dealer Manager selling commissions of up to 7.0% of gross offering proceeds, all of which are reallowed by our Dealer Manager to participating broker-dealers. In addition, we will pay our Dealer Manager a dealer manager fee of 3.0% of gross offering proceeds, a portion of which may be reallowed by our Dealer Manager to participating broker-dealers. For the years ended December 31, 2011 and 2010, we incurred $12,023,777 and $2,475,920, respectively, in selling commissions and dealer manager fees.

Our Sponsor has committed to purchase up to $10 million of shares of our common stock during the two-year period following commencement of our Offering if cash distributions exceed MFFO to provide additional funds to support distributions to stockholders. On November 8, 2011, we and our Sponsor entered into a Second Amended and Restated Distribution Support Agreement, pursuant to which our Sponsor's purchase commitment is based upon MFFO effective for the three months ended September 30, 2011. For the year ended December 31, 2011, our Sponsor purchased 253,202 shares of our common stock at a price of $9.00 per share related to this arrangement for a price of $2.3 million. For the year ended December 31, 2010 and for the period from Inception Date to December 31, 2009, our Sponsor did not purchase any common stock related to this arrangement.

Recent Developments

Offering Proceeds

For the period from January 1, 2012 to February 28, 2012, we sold 4,756,858 shares of common stock pursuant to our Offering generating gross proceeds of $47,446,972.

Distributions

On February 29, 2012, our Board approved a daily cash distribution of $0.002185792 per share of common stock for each of the three months ended June 30, 2012. The distribution will be paid in cumulative amounts to the stockholders of record entitled to receive such distribution on May 1, 2012, June 1, 2012 and July 2, 2012.

Sponsor Purchase of Common Stock

On February 29, 2012, our Board approved the sale of 117,055 shares of our common stock, $0.01 par value per share, to NRFC Sub-REIT Corp., a subsidiary of our Sponsor, at a price of $9.00 per share. In connection with this commitment and including our Sponsor purchase of shares approved on February 29, 2012, our Sponsor has purchased 370,257 shares for $3.3 million.

Share Repurchase Program

We adopted a Share Repurchase Program that may enable stockholders to sell their shares to us in limited circumstances. Share repurchases will be made at the sole discretion of our Board. On January 17, 2012, we repurchased 17,927 shares for a total of $165,825 or $9.25 per share.

Credit Facility

On February 29, 2012, NSREIT WF Loan, LLC, or NSREIT WF, an indirect wholly-owned subsidiary, entered into our Credit Facility with Wells Fargo.

Advances under our Credit Facility accrue interest at per annum rate ranging from LIBOR plus 2.5% to 3.0%, with advance rates of up to 75%, depending on asset type, subject to adjustment. The initial maturity date of our Credit Facility is February 28, 2014, with two, one-year extensions at our option, which may be exercised upon the satisfaction of certain conditions set forth in our Credit Facility.

In connection with our Credit Facility, we entered into a Limited Guaranty, or the Guaranty, under which we guaranty the obligations under our Credit Facility and the OP provided a Pledge and Security Agreement, the Pledge, over its interest in NSREIT WF.

Our Credit Facility, our Guaranty and our Pledge contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types, and our Credit Facility contains financial covenants that require NSREIT WF to maintain at least $5 million and a maximum of $15 million in unrestricted cash or cash equivalents at all times during the term of our Credit Facility. In addition, we must maintain: (i) total equity equal to $109 million, subject to increases equal to 80% of aggregate net proceeds raised up to a maximum of $250 million; (ii) a ratio of EBITDA, as defined in our Guaranty, to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%. In addition, Wells Fargo may stop making advances under our Credit Facility and the extension options may not be available if any two of Messrs. Hamamoto, Gilbert or Tylis are no longer employed by our Sponsor and are not replaced by persons acceptable to Wells Fargo.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to our Credit Facility, our Guaranty and our Pledge, which will be filed as exhibits to our quarterly report on Form 10-Q for the period ended March 31, 2012.

New Investments

The following summarizes our Company's CRE debt investments originated subsequent to December 31, 2011.

Asset Type:	Investment Date	Maturity Date	Principal Amount	Coupon (1)	Current Yield	Yield to Maturity (2)
First mortgage loan	January 6, 2012	January 6, 2015	$ 12,050,000	9.00%	9.09%	10.25%
First mortgage loan	January 18, 2012	January 18, 2015	13,500,000	9.75%	9.85%	11.09%
Total/Weighted average			$ 25,550,000	9.40%	9.49%	10.69%

(1) All new first mortgage loans are floating-rate with a weighted average LIBOR floor of 3.53%.
(2) Based on initial maturity and fees received or expected to be received from our borrower and excludes any acquisition fees paid to our Advisor.

Non-GAAP Financial Measures

Funds from Operations and Modified Funds from Operations

We believe that FFO and MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of our Company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with U.S. GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. NAREIT recently clarified its computation of FFO to exclude impairment charges on depreciable property owned directly or indirectly. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company's cash flow generated by operations.

We compute MFFO in accordance with the definition established by the Investment Program Association, or IPA. Our computation of MFFO may not be comparable to other REIT's that do not calculate MFFO using the current IPA definition. MFFO excludes from FFO the following items:

- acquisition fees and expenses;

- straight-line rent and amortization of above or below intangible lease assets and liabilities;
- amortization of discounts, premiums and fees on debt investments;
- non-recurring impairment of real estate-related investments;
- realized gains (losses) from the early extinguishment of debt;
- realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;
- unrealized gains (losses) from fair value adjustments on real estate securities, including commercial mortgage-backed securities and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;
- unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;
- adjustments related to contingent purchase price obligations; and
- adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.

We believe that MFFO is helpful to management and investors in assessing our future operating performance and the sustainability of our distributions, especially when our acquisition and offering stage is complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and fees and expenses that are incurred as part of our investment activities. However, MFFO has certain limitations. For instance, the effect of any accretion or amortization on investments originated or acquired at a discount or premium, respectively, will not be reported in MFFO.

Neither FFO nor MFFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and MFFO do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor MFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Set forth below is a reconciliation of FFO and MFFO to net income attributable to our common stockholders:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Period from January 26, 2009 (inception) to December 31, 2009
Funds from Operations:			
Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,598,017	$ 1,629,592	$ 680,530
Funds from Operations	$ 1,598,017	$ 1,629,592	$ 680,530
Modified Funds from Operations:			
Funds from Operations	$ 1,598,017	$ 1,629,592	$ 680,530
Amortization of premiums, discounts and fees on investments	85,198	43,675	(32,904)
Realized gain on investments and other	-	(199,604)	-
Unrealized (gains) losses from fair value adjustments	(732,231)	(1,724,637)	(587,096)
Modified Funds from Operations	$ 950,984	$ (250,974)	$ 60,530

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We may be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on income and cash flows and to lower overall borrowing costs. We may utilize a variety of financial instruments, including interest rate caps, floors and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments. We will not enter into derivative or interest rate transactions for speculative purposes.

Interest Rate Risk

Changes in interest rates affect our net interest income, which is the difference between the income earned on our assets and the interest expense incurred in connection with our borrowings.

Our CRE debt and security investments bear interest at either a floating or fixed-rate. The interest rates on our floating-rate assets typically float at a fixed spread over an index such as LIBOR, and typically reprice every 30 days based on LIBOR in effect at the time. Currently, all of our CRE debt investments have a fixed minimum LIBOR rate. Given the frequent and periodic repricing of our floating-rate assets, changes in benchmark interest rates are unlikely to materially affect the value of our floating-rate portfolio. Changes in short-term rates will, however, affect income from our investments.

Changes in interest rates could affect the value of our fixed-rate CRE debt and security investments. For example, increasing interest rates would result in a higher required yield on investments, which would decrease the value on existing fixed-rate assets in order to adjust their yields to current market levels.

As of December 31, 2011, all of our floating-rate investments had LIBOR floors and all of our CRE securities and borrowings were fixed-rate, so a hypothetical 100 basis point increase in interest rates would have no impact on our earnings.

Credit Spread Risk

The value of our fixed and floating-rate investments also change with market credit spreads. This means that when market-demanded risk premiums, or credit spreads, increase, the value of our fixed and floating-rate assets decrease and vice versa. The fixed-rate securities are valued based on a market credit spread over the rate payable on fixed-rate U.S. Treasury of like maturity. This means that their value is dependent on the yield demanded on such assets by the market, based on their credit relative to U.S. Treasuries. The floating-rate debt investments are valued based on a market credit spread over LIBOR. Excessive supply of these investments combined with reduced demand will generally cause the market to require a higher yield on these investments, resulting in the use of a higher or "wider" spread over the benchmark rate (usually the applicable U.S. Treasury yield) to value these assets. Under these conditions, the value of our portfolio should decrease. Conversely, if the spread used to value these assets were to decrease or "tighten," the value of these assets should increase.

Credit Risk

Credit risk in our CRE debt and security investments relates to each individual's borrower's ability to make required interest and principal payments on scheduled due dates. We seek to manage credit risk through a comprehensive credit analysis prior to making an investment, actively monitoring our asset portfolio and the underlying credit quality of our holdings and subordination and diversification of our portfolio. Our analysis is based on a broad range of real estate, financial, economic and borrower-related factors which we believe are critical to the evaluation of credit risk inherent in a transaction.

For the year ended December 31, 2011, two of our CRE security investments and one of our CRE debt investments contributed more than 10% of our total revenue.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the 1934 Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, the Company's management conducted an evaluation, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Internal Control over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011 based on the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

(b) Changes in internal control over financial reporting.

There have been no changes in the Company's internal control over financial reporting during the most recent quarter ended December 31, 2011 that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES

	Page
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-3
Consolidated Statements of Operations for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009	F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009	F-5
Consolidated Statements of Equity for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009	F-7
Notes to Consolidated Financial Statements	F-8
Schedule IV—Mortgage Loans on Real Estate as of December 31, 2011	F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
NorthStar Real Estate Income Trust, Inc.

We have audited the accompanying consolidated balance sheets of NorthStar Real Estate Income Trust, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the Index at Item 15 of the financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Real Estate Income Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011 and 2010 and for the period from January 26, 2009 (inception) to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

New York, New York
March 2, 2012

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
Assets		
Cash	$ 53,859,334	$ 20,404,832
Restricted cash	6,699,481	-
Real estate securities, available for sale	34,745,604	31,264,331
Real estate debt investments, net (see Note 7)	72,937,316	-
Interest receivable	323,782	128,287
Subscriptions receivable, net	763,895	234,267
Deferred financing costs, net	35,636	46,216
Total assets	$ 169,365,048	$ 52,077,933
Liabilities		
Borrowings	$ 24,061,212	$ 24,061,212
Accounts payable and accrued expenses (see Note 7)	1,701,514	255,874
Escrow deposits payable	6,699,481	-
Distribution payable	996,287	208,594
Total liabilities	33,458,494	24,525,680
Equity		
NorthStar Real Estate Income Trust, Inc. Stockholders' Equity		
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized, no shares issued and outstanding at December 31, 2011 and December 31, 2010	-	-
Common stock, $0.01 par value per share; 400,000,000 shares authorized, 15,846,892 and 3,193,414 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	158,468	31,934
Additional paid-in capital	138,967,790	26,775,538
Retained (deficit) earnings	(3,317,122)	740,547
Accumulated other comprehensive income	93,071	-
Total NorthStar Real Estate Income Trust, Inc. stockholders' equity	135,902,207	27,548,019
Non-controlling interests	4,347	4,234
Total equity	135,906,554	27,552,253
Total liabilities and equity	$ 169,365,048	$ 52,077,933

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		Period from January 26, 2009 (inception) to
	December 31, 2011	December 31, 2010	December 31, 2009
Revenues			
Interest income	$ 3,092,289	$ 1,484,691	$ 94,795
Total revenues	3,092,289	1,484,691	94,795
Expenses			
Interest expense	902,482	799,911	-
Advisory fees - related party	265,403	53,760	-
Auditing and professional fees	224,306	238,059	-
General and administrative expenses	834,209	687,282	-
Total expenses	2,226,400	1,779,012	-
Income (loss) from operations	865,889	(294,321)	94,795
Realized gain on investments and other	-	199,604	-
Unrealized gains (losses) on investments and other	732,231	1,724,637	587,096
Net income	1,598,120	1,629,920	681,891
Less: net income attributable to non-controlling interests	103	328	1,361
Net income attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,598,017	$ 1,629,592	$ 680,530
Net income per share of common stock, basic / diluted	$ 0.22	$ 0.77	$ 5.98
Weighted average number of shares of common stock outstanding	7,118,918	2,104,915	113,828

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended		Period from January 26, 2009 (inception) to
	December 31, 2011	December 31, 2010	December 31, 2009
Net income	$ 1,598,120	$ 1,629,920	$ 681,891
Other comprehensive income:			
Unrealized gain on real estate securities, available for sale	93,081	-	-
Total other comprehensive income	93,081	-	-
Comprehensive income	1,691,201	1,629,920	681,891
Less:			
Net income attributable to non-controlling interests	103	328	1,361
Other comprehensive income attributable to non-controlling interests	10	-	-
Comprehensive income attributable to NorthStar Real Estate Income Trust, Inc.	$ 1,691,088	$ 1,629,592	$ 680,530

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock			Accumulated Other		Total Company's		
	Shares	Amount	Additional Paid-in Capital	Comprehensive Income	Retained Earnings	Stockholders' Equity	Non-controlling Interests	Total Equity
Balance, January 26, 2009 (Date of Inception)	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Proceeds from issuance of common stock	113,828	1,138	998,862	-	-	1,000,000	-	1,000,000
Non-controlling interest contributions	-	-	-	-	-	-	2,000	2,000
Net income	-	-	-	-	680,530	680,530	1,361	681,891
Balance, December 31, 2009	113,828	$ 1,138	$ 998,862	$ -	$ 680,530	$ 1,680,530	$ 3,361	$ 1,683,891
Activity prior to the merger:								
Proceeds from issuance of common stock	3,669,919	36,699	35,032,407	-	-	35,069,106	-	35,069,106
Cost of capital	-	-	(3,459,410)	-	-	(3,459,410)	-	(3,459,410)
Proceeds from DRP	7,915	79	74,262	-	-	74,341	-	74,341
Distributions paid	-	-	-	-	(1,075,268)	(1,075,268)	-	(1,075,268)
Shares redeemed for cash	(893,968)	(8,939)	(8,233,445)	-	-	(8,242,384)	-	(8,242,384)
Balance, October 18, 2010	2,897,694	$ 28,977	$ 24,412,676	$ -	$ (394,738)	$ 24,046,915	$ 3,361	$ 24,050,276
Shares of the accounting acquiree [(1)]	39,039	390	62,326	-	-	62,716	545	63,261
Proceeds from issuance of common stock	250,467	2,505	2,493,805	-	-	2,496,310	-	2,496,310
Cost of capital	-	-	(260,678)	-	-	(260,678)	-	(260,678)
Proceeds from DRP	6,214	62	58,970	-	-	59,032	-	59,032
Distributions declared	-	-	-	-	(494,307)	(494,307)	-	(494,307)
Amortization of equity-based compensation	-	-	8,439	-	-	8,439	-	8,439
Net income	-	-	-	-	1,629,592	1,629,592	328	1,629,920
Balance, December 31, 2010	3,193,414	$ 31,934	$ 26,775,538	$ -	$ 740,547	$ 27,548,019	$ 4,234	$ 27,552,253
Proceeds from issuance of common stock	12,507,536	125,075	124,466,585	-	-	124,591,660	-	124,591,660
Cost of capital	-	-	(13,623,971)	-	-	(13,623,971)	-	(13,623,971)
Shares redeemed for cash	(14,748)	(148)	(147,332)	-	-	(147,480)	-	(147,480)
Proceeds from DRP	153,190	1,532	1,453,776	-	-	1,455,308	-	1,455,308
Distributions declared	-	-	-	-	(5,655,686)	(5,655,686)	-	(5,655,686)
Issuance and amortization of equity-based compensation	7,500	75	43,194	-	-	43,269	-	43,269
Other comprehensive income	-	-	-	93,071	-	93,071	10	93,081
Net income	-	-	-	-	1,598,017	1,598,017	103	1,598,120
Balance, December 31, 2011	15,846,892	$ 158,468	$ 138,967,790	$ 93,071	$ (3,317,122)	$ 135,902,207	$ 4,347	$ 135,906,554

[(1)] NorthStar Real Estate Income Trust, Inc., the surviving legal entity, issued 24,039 shares for its initial capitalization and 15,000 shares to its Board of Directors prior to the merger with NorthStar Income Opportunity REIT I, Inc.

See accompanying notes to consolidated financial statements.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		Period from January 26, 2009 (inception) to
Cash flows from operating activities:	December 31, 2011	December 31, 2010	December 31, 2009
Net income	$ 1,598,120	$ 1,629,920	$ 681,891
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization of premiums, discounts and fees on investments	85,198	43,675	(32,904)
Amortization of deferred financing costs	10,580	9,071	-
Realized gain on investments and other	-	(199,604)	-
Unrealized (gains) losses on investments and other	(732,231)	(1,724,637)	(587,096)
Equity-based compensation	43,269	8,439	-
Changes in assets and liabilities:			
Real estate debt investment fees, net	(151,074)	-	-
Interest receivable	(204,724)	(120,026)	(8,261)
Accounts payable and accrued expenses	525,892	247,255	-
Net cash provided by (used in) operating activities	1,175,030	(105,907)	53,630
Cash flows from investing activities:			
Origination of real estate debt investments	(72,807,400)	-	-
Acquisition of real estate securities	(2,720,000)	(29,616,265)	(1,000,000)
Sale of real estate security	-	1,852,500	-
Net cash provided by (used in) investing activities	(75,527,400)	(27,763,765)	(1,000,000)
Cash flows from financing activities:			
Non-controlling interest contributions	-	-	2,000
Proceeds from accounting acquiree	-	63,261	-
Proceeds from issuance of common stock	124,020,190	37,294,866	1,000,000
Proceeds from DRP	1,455,308	133,373	-
Redemption of common stock	(147,480)	(8,242,384)	-
Cost of capital	(12,653,153)	(3,675,186)	-
Distributions paid on common stock	(4,867,993)	(1,360,981)	-
Borrowings under secured term loans	-	24,089,417	-
Repayment of secured term loans	-	(28,205)	-
Payment of deferred financing costs	-	(55,287)	-
Net cash provided by (used in) financing activities	107,806,872	48,218,874	1,002,000
Net increase (decrease) in cash	33,454,502	20,349,202	55,630
Cash - beginning of period	20,404,832	55,630	-
Cash - end of period	$ 53,859,334	$ 20,404,832	$ 55,630
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 891,887	$ 749,267	$ -
Supplemental disclosure of non-cash investing and financing activities:			
Escrow deposits payable related to real estate debt investments	$ 6,699,481	$ -	$ -
Distribution payable	996,287	208,594	-
Accrued cost of capital	1,015,723	44,902	-
Subscriptions receivable, gross	842,020	270,550	-

See accompanying notes to consolidated financial statements.

1. Formation and Organization

NorthStar Real Estate Income Trust, Inc. (the "Company") was formed on January 26, 2009 (the "Inception Date") and elected to qualify as a real estate investment trust ("REIT") beginning with the taxable year ended December 31, 2010. The Company was organized primarily to originate, acquire and asset manage portfolios of commercial real estate ("CRE") debt, CRE securities and select CRE equity investments. CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans. CRE securities will primarily consist of commercial mortgage-backed securities ("CMBS") and may include unsecured REIT debt, collateralized debt obligations ("CDO") notes and other securities. The Company is externally managed by NS Real Estate Income Trust Advisor, LLC (the "Advisor") and has no employees.

Substantially all of the Company's business is conducted through NorthStar Real Estate Income Trust Operating Partnership, LP, the Company's operating partnership (the "OP"). The Company is the sole general partner of the OP. The initial limited partners of the OP are the Advisor and NorthStar OP Holdings, LLC (the "Special Unit Holder"). The Advisor invested $1,000 in the OP in exchange for common units and the Special Unit Holder invested $1,000 in the OP and has been issued a separate class of limited partnership units (the "Special Units"), which are collectively recorded as non-controlling interests in the consolidated balance sheets as of December 31, 2011 and 2010. As the Company accepts subscriptions for shares, it will transfer substantially all of the net proceeds from the continuous public offering to the OP as a capital contribution.

The Company's charter authorizes the issuance of up to 400,000,000 shares of common stock with a par value of $0.01 per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. The Company's board of directors is authorized to amend its charter, without the approval of the stockholders, to increase the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue. On February 19, 2009, the Company was initially capitalized through the sale of 24,039 shares of common stock to NRFC Sub-REIT Corp., a wholly-owned subsidiary of NorthStar Realty Finance Corp. (the "Sponsor"), for $200,004.

On March 4, 2009, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "SEC") to offer a minimum of 200,000 shares and a maximum of 110,526,315 shares of common stock in a continuous, public offering, of which 100,000,000 shares can be offered pursuant to the Company's primary offering (the "Primary Offering"), and 10,526,315 shares could be offered pursuant to the Company's distribution reinvestment plan (the "DRP"), and are herein collectively referred to as the Offering. The SEC declared the Company's registration statement effective on July 19, 2010, and the Company retained NorthStar Realty Securities, LLC (the "Dealer Manager"), formerly known as NRF Capital Markets, LLC and an affiliate of the Company, to serve as the dealer manager of the Primary Offering. The Dealer Manager is responsible for marketing the Company's shares being offered pursuant to the Primary Offering. As described above, the Company intends to use substantially all of the net proceeds from the Offering to invest in a diverse portfolio of CRE debt, CRE securities and select CRE equity investments.

On October 18, 2010, the Company completed a merger, accounted for as a reverse merger and recapitalization, with NorthStar Income Opportunity REIT I, Inc. ("NSIO REIT") also sponsored by the Sponsor (the "Merger Transaction"). The Company was considered the surviving legal entity and NSIO REIT (the "Accounting Acquirer") was considered the accounting acquirer and the surviving accounting entity. As the surviving accounting entity, NSIO REIT's financial information is presented in these consolidated financial statements on a historical carryover basis.

2,828,552 shares of NSIO REIT, par value $0.01 per share, issued and outstanding immediately prior to the Merger Transaction were converted into 2,897,694 shares of the Company's common stock, par value $0.01, at a conversion rate of 1.02444444 shares of the Company's stock for every one share of NSIO REIT stock and 893,968 shares of NSIO REIT, par value $0.01 per share, issued and outstanding immediately prior to the Merger Transaction were converted into cash, without interest, in an amount of $9.22 per share. All NSIO REIT stockholders who would otherwise have been entitled to a fractional share of the Company's shares received cash in an amount equal to such fraction of the Company's shares based on a conversion price of $9.22. The Company used $8,242,384 of the cash received from NSIO REIT in connection with the closing of the Merger Transaction to satisfy the Company's obligation to pay the cash consideration. On the closing date, 411 NSIO REIT stockholders became stockholders of the Company with each of their shares of NSIO REIT common stock being converted to unregistered shares of the Company's common stock at the ratio set forth above.

In 2011, the Company's capital raising efforts picked up significant momentum. From inception through December 31, 2011, the Company has raised gross proceeds of $155.6 million from the Offering and the Merger Transaction, herein collectively referred to as Total Capital Raised.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying consolidated financial statements and related notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows have been included and are of a normal and recurring nature.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are majority-owned and controlled by the Company. All significant intercompany balances have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash

The Company considers all highly-liquid investments with a remaining maturity date of three months or less to be cash. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions and, to date, the Company has not experienced any losses on cash.

Restricted Cash

Restricted cash consists of escrow deposits for future debt service payments, taxes, insurance, tenant improvements and other costs collected in connection with first mortgage loan originations.

Variable Interest Entities

A variable interest entity ("VIE") is an entity that lacks one or more of the characteristics of a voting interest entity. The Company evaluates its investments and financings to evaluate if it is a VIE based on: (1) the sufficiency of the entity's equity investment at risk to finance its activities without additional subordinated financial support provided by any parties, including the equity holders; (2) whether as a group the holders of the equity investment at risk have (a) the power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impacts the entity's economic performance, (b) the obligation to absorb the expected losses of the legal entity and (c) the right to receive the expected residual returns of the legal entity; and (3) whether the voting rights of these investors are proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of their equity, or both, and whether substantially all of the entity's activities involve or are conducted on behalf of an investor that has disproportionately fewer voting rights. An investment that lacks one or more of the above three characteristics is considered to be a VIE. The Company reassesses its initial evaluation of an entity as a VIE upon the occurrence of certain reconsideration events.

The Company has evaluated its CRE debt and security investments to determine whether they are a VIE. The Company monitors these investments and, to the extent it has determined that it owns a majority of the current controlling class, analyzes them for potential consolidation. The Company will continue to analyze future investments and liabilities, as well as reconsideration events, including a modified loan deemed to be a troubled debt restructuring, if any, pursuant to the VIE requirements. These analyses require considerable judgment in determining the primary beneficiary of a VIE since they involve estimated probability weighting of subjectively determined possible cash flow scenarios. This could result in the consolidation of an entity that would otherwise not have been consolidated or the non-consolidation of an entity that would have otherwise have been consolidated.

Real Estate Debt Investments

CRE debt investments are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized origination fees, acquisition fees, discounts and unfunded commitments unless such loan or investment is deemed to be impaired. Real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve. Interest income is recorded on the accrual basis and related discounts, premiums, origination costs and fees on investments are amortized over the life of the investment using the effective interest method. The amortization is reflected as an adjustment to interest income in the Company's consolidated statements of operations.

Real Estate Securities

All of the Company's CRE securities are classified as available for sale on the acquisition date, which are carried at fair value, with any unrealized gains (losses) reported as a component of accumulated other comprehensive income (loss) in the Company's consolidated statements of equity. However, the Company may elect the fair value option for certain of its available for sale securities, and as a result, any unrealized gains (losses) on such securities are recorded in unrealized gains (losses) on investments and other in the Company's consolidated statements of operations. Interest income on CRE securities is recognized using the effective interest method with any purchased premium or discount accreted through earnings based upon a comparison of actual and expected cash flows, through the expected maturity date of the security. Depending on the nature of the investment, changes to expected cash flows may result in a change to yield which is then applied prospectively to recognize interest income.

Credit Losses and Impairment on Investments

Real Estate Debt Investments

The Company will maintain a loan loss reserve on its CRE debt investments, if appropriate. A provision will be established when the Company believes a loan is impaired, which is when it is deemed probable that the Company will not be able to collect principal and interest amounts due according to the contractual terms. The Company assesses the credit quality of the portfolio and adequacy of reserves on a quarterly basis, or more frequently as necessary. Significant judgment of the Company is required in this analysis. The Company considers the estimated net recoverable value of the loan as well as other factors, including but not limited to fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination is based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized may differ materially from the carrying value as of the balance sheet date.

Income recognition is suspended for the loans at the earlier of the date at which payments become 90-days past due or when, in the opinion of the Company, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the suspended loan becomes contractually current and performance is demonstrated to be resumed. A loan is written off when it is no longer realizable and legally discharged.

Real Estate Securities

CRE securities for which the fair value option is not elected are periodically evaluated for other-than-temporary impairment ("OTTI"). A security where the fair value is less than amortized cost is considered impaired. Impairment of a security is considered to be other-than-temporary when: (i) the holder has the intent to sell the impaired security; (ii) it is more likely than not the holder will be required to sell the security; or (iii) the holder does not expect to recover the entire amortized cost of the security. When a CRE security has been deemed to be other-than-temporarily impaired, the security is written down to fair value. The amount of OTTI is then bifurcated into: (i) the amount related to expected credit losses; and (ii) the amount related to fair value adjustments in excess of expected credit losses. The portion of OTTI related to expected credit losses is recognized in the consolidated statements of operations. The remaining OTTI related to the valuation adjustment is recognized as a component of accumulated other comprehensive income (loss) in the consolidated statements of equity. The portion of OTTI recognized through earnings is accreted back to the amortized cost basis of the security through interest income, while amounts recognized through other comprehensive income (loss) are amortized over the life of the security with no impact on earnings.

CRE securities for which the fair value option was elected are not evaluated for OTTI as changes in fair value are recorded in the Company's consolidated statements of operations. Realized losses on such securities are reclassified to the realized gains (losses) on investments and other as losses occur.

Organization and Offering Costs

The Advisor and certain affiliates of the Advisor are entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from the Primary Offering. The Advisor does not expect reimbursable organization and offering costs to exceed $15 million, or 1.5% of the total proceeds available to be raised from the Primary Offering. The Company records organization and offering costs each period to the extent Primary Offering proceeds are raised based upon an allocation determined by the Company's expectation of total organization and offering costs to be reimbursed. Organization costs are recorded as an expense in general and administrative expenses in the consolidated statements of operations and offering costs are recorded as a reduction to equity.

Comprehensive Income

The Company reports consolidated statements of comprehensive income in separate statements consecutive to the consolidated statements of operations. Comprehensive income is defined as the change in equity resulting from net income (loss) and other comprehensive income (loss) ("OCI"). The Company's principal component of OCI is unrealized gain (loss) on real estate securities for which the fair value option of accounting was not elected.

Equity-Based Compensation

The Company accounts for its equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. All fixed equity-based awards to directors, which have no vesting conditions other than time of service, are amortized to compensation expense over the award's vesting period on a straight-line basis. Equity-based compensation is classified within general and administrative expense in the consolidated statements of operations.

Income Taxes

The Company has elected to be taxed as a REIT and to comply with the related provisions of the Internal Revenue Code of 1986, as amended. Accordingly, the Company generally will not be subject to U.S. federal income tax so long as the Company distributes 90% of its taxable income to stockholders and other income and share ownership tests are met. If the Company were to fail to meet these requirements, it would be subject to U.S. federal income tax, which could have a material adverse impact on its results of operations and amounts available for distributions to its stockholders. The Company believes that all of the criteria to maintain the Company's REIT qualification have been met for the applicable periods, but there can be no assurance that these criteria will continue to be met in subsequent periods. The Company has assessed its tax positions for all open tax years and concluded there were no material uncertainties to be recognized. As of December 31, 2011, only the tax years ended December 31, 2011 and 2010 remain subject to examination by major tax jurisdictions.

Recently Issued Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued an accounting update to amend existing guidance concerning fair value measurements and disclosures. The update is intended to achieve common fair value measurements and disclosure requirements under U.S. GAAP and International Financial Reporting Standards and is effective for the first interim or annual period beginning after December 15, 2011. The Company is currently evaluating the impact of this accounting update and does not expect it will have a material impact on the consolidated financial statements.

In June 2011, the FASB issued an accounting update concerning the presentation of comprehensive income. The update requires either a single, continuous statement of comprehensive income be included on the statement of operations or an additional statement of other comprehensive income immediately follow the statement of operations. The update does not change the components of other comprehensive income that must be reported but it eliminates the option to present other comprehensive income on the statement of equity. In December 2011, the FASB issued an accounting update to defer the requirement to present the reclassification adjustments to OCI by component and are currently redeliberating this requirement. The remaining requirements of the accounting update are effective for the Company the first quarter 2012 and should be applied retrospectively to all periods reported after the effective date. There is no impact as the Company currently complies with this update.

3. Fair Value

Fair Value Measurements

The Company has categorized its financial instruments in accordance with U.S. GAAP based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets are categorized based on the inputs to the valuation techniques as follows:

Level 1. Quoted prices for identical assets or liabilities in an active market.

Level 2. Financial assets and liabilities whose values are based on the following:

- a) Quoted prices for similar assets or liabilities in active markets.
- b) Quoted prices for identical or similar assets or liabilities in non-active markets.
- c) Pricing models whose inputs are observable for substantially the full term of the asset or liability.
- d) Pricing models whose inputs are derived principally from or corroborated by observable market data for substantially the full term of the asset or liability.

Level 3. Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

<u>Real Estate Securities</u>

Real estate securities are generally valued using a third-party pricing service or broker quotations. These quotations are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain real estate securities that may be valued based on a single broker quote or an internal pricing model, and have less observable pricing will be classified as Level 3 of the fair value hierarchy. For real estate securities using an internal pricing model, inputs include assumptions related to the timing and amount of expected future cash flows, the discount rate, estimated prepayments and projected losses.

Fair Value Hierarchy

Financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010 by level within the fair value hierarchy:

	December 31, 2011				December 31, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Real estate securities								
CMBS	$ -	$ 34,745,604	$ -	$ 34,745,604	$ -	$ 31,264,331	$ -	$ 31,264,331

At December 31, 2011, the Company had no financial assets or liabilities that were accounted for at fair value on a non-recurring basis.

Fair Value Option

The Company will generally not elect the fair value option of accounting for its financial assets and liabilities. However, the Company may elect to apply the fair value option of accounting to certain of its CRE security investments at the time of initial recognition of the investments. As of December 31, 2011, the fair value option of accounting was elected for two real estate securities assumed as a result of the Merger Transaction.

Changes in fair value for assets and liabilities for which the election is made will be recognized in income as they occur. The fair value option may be elected on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following table sets forth fair value of the Company's financial instruments for which the fair value option was elected and the aggregate contractual amounts of those real estate securities as of December 31, 2011 and 2010:

	December 31,	
	2011	2010
Real estate securities [(1)]		
CMBS, at fair value	$ 31,866,439	$ 31,264,331
CMBS, contractual amount due upon maturity	28,856,000	28,856,000
Difference	$ 3,010,439	$ 2,408,331

(1) December 31, 2011 excludes one security with a principal amount of $4.0 million for which the fair value option was not elected.

The following table summarizes the net unrealized gains (losses) from the change in fair value of financial assets for which the fair value option was elected. These amounts are recorded as unrealized gains (losses) on investments and other in the Company's consolidated statements of operations.

Year ended December 31, 2011	732,231
Year ended December 31, 2010	1,724,637
Period from January 26, 2009 (inception) to December 31, 2009	587,096

Fair Value of Financial Instruments

In addition to the above disclosures regarding assets or liabilities which are recorded at fair value, U.S. GAAP requires disclosure of fair value about all financial instruments. The following disclosures of estimated fair value of financial instruments were determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table shows the principal amount, carrying value and fair value of the Company's financial assets and liabilities at December 31, 2011:

	December 31, 2011		
	Principal Amount	Carrying Value	Fair Value
Financial assets:			
Cash [(1)]	$ 53,859,334	$ 53,859,334	$ 53,859,334
Restricted cash [(1)]	6,699,481	6,699,481	6,699,481
Real estate securities, available for sale [(2)]	32,856,000	34,745,604	34,745,604
Real estate debt investments, net	72,807,400	72,937,316	72,807,400
Interest receivable [(1)]	323,782	323,782	323,782
Subscriptions receivable, net [(1)(3)]	763,895	763,895	763,895
Financial liabilities:			
Borrowings	24,061,212	24,061,212	25,451,764
Accounts payable and accrued expenses [(1)]	1,701,514	1,701,514	1,701,514
Escrow deposits payable [(1)]	6,699,481	6,699,481	6,699,481
Distribution payable [(1)]	996,287	996,287	996,287

(1) Carrying value approximates fair value due to short-term maturities of these items.
(2) Refer to the "Determination of Fair Value" above for a discussion of methodologies used to determine fair value.
(3) Subscriptions receivable were received on January 3, 2012.

Disclosure about fair value of financial instruments is based on pertinent information available to management at the time. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

Real Estate Debt Investments

For real estate debt investments, fair value was approximated by comparing yields at which the investments are held to estimated yields at which loans originated with similar credit risks or market yields at which a third party might require to purchase the investment by discounting future cash flows at such market yields. Prices were calculated assuming fully-extended maturities regardless of structural or economic tests required to achieve such extended maturities.

Borrowings

The estimated fair value is based on interest rates available for issuance of debt with similar terms and remaining maturities. The estimated fair value of the Company's secured term loans is not necessarily indicative of the amounts that the Company could realize in a current market exchange.

4. Real Estate Securities

CRE securities are comprised of CMBS backed by a pool of CRE loans which are typically well-diversified by type and geography. The following is a summary of the Company's CRE securities as of December 31, 2011 and 2010:

						Weighted Average		
CMBS:	Number	Principal Amount	Amortized Cost	Cumulative Unrealized Gain (Loss) on Investments	Fair Value	Coupon [(1)]	Current Yield	Yield to Maturity [(2)]
December 31, 2011	3	$ 32,856,000	$ 32,195,653	$ 2,549,951	$ 34,745,604	5.53%	8.94%	12.80%
December 31, 2010	2	$ 28,856,000	$ 29,539,693	$ 1,724,638	$ 31,264,331	5.55%	9.62%	11.68%

(1) All CMBS are fixed-rate.
(2) Represents the leveraged yield based on cash flows through expected repayment/sale dates.

For the year ended December 31, 2011, the Company had an unrealized gain of $93,081 on one CRE security that is recorded in other comprehensive income.

At December 31, 2011, the contractual maturities of the CRE securities averaged 33 years with a weighted average expected life of 3.8 years.

On June 30, 2010, the Company sold a CRE security for proceeds of $1,852,500. In connection with the sale, the Company recorded a realized gain on investments and other for $199,604 in its consolidated statements of operations. There were no sales for the year ended December 31, 2011 and for the period from Inception Date to December 31, 2009.

For the year ended December 31, 2011, two of the Company's CRE security investments contributed more than 10% of the Company's total revenue.

5. Real Estate Debt Investments

The following is a summary of the Company's CRE debt investments, all of which have been directly originated by the Company, as of December 31, 2011:

				Weighted Average				
Asset Type:	Number	Principal Amount	Carrying Value	Coupon [1]	Current Yield	Yield to Maturity [2]	Initial Maturity	Floating Rate as % of Principal Amount
First mortgage loans	5	$ 68,307,400	$ 68,436,947	8.21%	8.28%	9.17%	Sep-14	100.0%
Mezzanine loans	1	4,500,000	4,500,369	15.00%	15.15%	16.80%	Dec-16	100.0%
Total/Weighted average	6	$ 72,807,400	$ 72,937,316	8.63%	8.70%	9.64%	Nov-14	100.0%

(1) All loans are subject to a LIBOR floor. At December 31, 2011, the weighted average LIBOR floor for all loans was 3.37%.
(2) Based on initial maturity and fees received or expected to be received from the Company's borrowers and excludes any acquisition fees paid to the Company's Advisor.

The Company did not own any CRE debt investments as of December 31, 2010.

Maturities of principal amount of CRE debt investments at December 31, 2011 are as follows:

Years Ending December 31:	Initial Maturity	Maturity Including Extensions
2012	$ -	$ -
2013	-	-
2014	68,307,400	-
2015	-	-
2016	4,500,000	68,307,400
Thereafter	-	4,500,000
Total	$ 72,807,400	$ 72,807,400

Credit Quality Monitoring

The Company's CRE debt investments are typically first mortgage loans secured by liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company differentiates the relative credit quality of its debt investments principally based upon whether the collateral is currently paying contractual debt service and whether the Company believes it will be able to do so in the future, as well as the Company's expectations as to the ultimate recovery of principal at maturity. Those debt investments for which the Company expects to receive full payment of contractual principal and interest payments are categorized as "performing." The Company will group weaker credit quality debt investments that are currently performing, but for which it believes future collection of all principal and interest is in doubt, into a category called "performing with a credit reserve." The Company will group its weakest credit quality debt investments, those that are in maturity default and/or is past due at least 90 days on its contractual debt service payments as "non-performing loans."

As of December 31, 2011, all of the Company's real estate debt investments were performing in accordance with the terms of the loan agreements and were categorized as performing loans. For the year ended December 31, 2011, one of the

Company's CRE debt investments contributed more than 10% of the Company's total revenue. As of December 31, 2011, the Company's CRE debt investments were collateralized by properties in Virginia (41%), Florida (26%), California (21%) and Texas (13%), based on principal amount.

6. Borrowings

The following is a summary of the Company's Term Asset-Backed Securities Loan Facility ("TALF") as of December 31, 2011:

Secured term loans:	Type	Final Stated Maturity	Contractual Interest Rate	Principal Amount	Carrying Value
TALF I	Non-recourse	Jan-15	3.73%	$ 11,629,213	$ 11,629,213
TALF II	Non-recourse	Feb-15	3.69%	12,431,999	12,431,999
Weighted average/Total		Jan-15	3.71%	$ 24,061,212	$ 24,061,212

The TALF borrowings were used to finance two of the Company's CMBS investments with a fair value of $31,866,439 as of December 31, 2011.

7. Related Party Arrangements

NS Real Estate Income Trust Advisor, LLC

Subject to certain restrictions and limitations, the Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying, originating, acquiring and asset managing investments on behalf of the Company. For such services, the Advisor receives fees and compensation from the Company. Below is a summary of the fees due the Advisor.

Organization and Offering Costs

The Advisor and certain affiliates of the Advisor are entitled to receive reimbursement for costs paid on behalf of the Company in connection with the Offering. The Company is obligated to reimburse the Advisor for organization and offering costs to the extent the aggregate of selling commissions, dealer manager fees and other organization and offering costs do not exceed 15% of gross offering proceeds from the Primary Offering. The Advisor does not expect reimbursable organization and offering costs to exceed $15 million, or 1.5% of the total proceeds available to be raised from the Primary Offering. The Company shall not reimburse the Advisor for any organization and offering costs that the independent directors determine are not fair and commercially reasonable to the Company.

As of December 31, 2011, the Advisor had unreimbursed organization and offering costs of $2,499,593 which it has incurred on behalf of and has not yet allocated to the Company. For the year ended December 31, 2011, the Company raised gross proceeds of $124,591,660 from the Primary Offering and, accordingly, was obligated to reimburse up to a total of $1,846,305 of organization and offering costs, which was allocated $246,112 to organization and $1,600,193 to offering costs. As of December 31, 2011, $961,111 of organization and offering costs are recorded in accounts payable and accrued expenses in the consolidated balance sheets.

For the period from October 18, 2010 to December 31, 2010, the Company was obligated to reimburse up to a total of $60,000 of organization and offering costs, which was allocated $42,151 to organization and $17,849 to offering costs.

Prior to the Merger Transaction, organization and offering costs (other than selling commissions and the dealer manager fee) of the Accounting Acquirer were being paid by the Advisor or its affiliates, subject to reimbursement. These fees were reimbursable up to a maximum of $1,000,000, which is 1.0% of the maximum gross offering proceeds of $100,000,000 or a minimum of $60,000. For the period from January 1, 2010 to October 17, 2010, the Accounting Acquirer incurred organization and offering costs of $351,428, which was allocated to organization costs. No organization and offering costs were incurred for the period from Inception Date to December 31, 2009.

Operating Costs

The Advisor and certain affiliates of the Advisor are entitled to receive reimbursement for operating costs incurred by the Advisor in connection with services provided to the Company. The Company will reimburse the Advisor for operating costs (including the asset management fee) at the end of the four preceding fiscal quarters not to exceed the greater of: (i) 2.0% of its average invested assets; or (ii) 25% of its net income determined without reduction for any additions to reserves for depreciation, loan losses or other similar non-cash reserves and excluding any gain from the sale of the Company's assets for that period (the "2%/25% Guidelines"). Notwithstanding the above, the Company may reimburse the Advisor for expenses in excess of this limitation if a majority of the independent directors determines that such excess expenses are justified based on unusual and non-recurring factors.

The Company calculates the expense reimbursement quarterly and trues-up the calculation at the end of the twelve-month period. As of December 31, 2011, the Advisor has incurred unreimbursed operating expenses of $1,754,351 on behalf of the Company, of which $1,523,366 has not been allocated pursuant to the 2%/25% Guidelines. For the year ended December 31, 2011, operating costs were allocated $224,306 to auditing and professional fees and $331,781 to general and administrative expenses. For the year ended December 31, 2010, operating costs were allocated $47,408 to auditing and professional fees and $45,489 to general and administrative expenses. No operating costs were incurred for the period from Inception Date to December 31, 2009. As of December 31, 2011, $230,985 of operating costs is recorded in accounts payable and accrued expenses in the consolidated balance sheets.

Advisory Fees

Asset Management Fee

The Company pays the Advisor a monthly asset management fee equal to one-twelfth of 1.25% of the sum of the cost of all investments made and of the Company's investments in joint ventures, including acquisition fees, origination and acquisition expenses and any debt attributable to such investments, less any principal repaid by borrowers on the Company's debt investments (or the Company's proportionate share thereof in the case of debt investments made through joint ventures). For the year ended December 31, 2011, the Company incurred and paid $265,403 in asset management fees, which was recorded in advisory fees - related party in the consolidated statements of operations.

Prior to the Merger Transaction, the Accounting Acquirer paid the Advisor a monthly asset management fee equal to one-twelfth of 1.0% of the sum of the cost of all investments. For the year ended December 31, 2010, the Company incurred $53,760 in asset management fees, which was recorded in advisory fees - related party in the consolidated statements of operations. The Company did not incur any asset management fees for the period from Inception Date to December 31, 2009.

Asset Acquisition Fee

The Advisor also receives an acquisition fee equal to 1.0% of the amount funded by the Company to originate or acquire CRE debt or the amount invested in the case of other real estate investments including any origination and acquisition expenses and any borrowings attributable to such investments. For the year ended December 31, 2011, the Company incurred $728,074 in acquisition fees to the Advisor related to the origination of CRE debt investments, which are included in real estate debt investments, net on the consolidated balance sheets and amortized to interest income over the life of the investments using the effective interest method. The Company did not incur any asset acquisition fees for the year ended December 31, 2010 and for the period from Inception Date to December 31, 2009. During the fourth quarter 2011, the Company capitalized fees incurred to its Advisor of $728,074 in connection with the origination of CRE debt investments in accordance with accounting standards for loan originations. The deferred CRE debt investment origination costs are amortized as an adjustment to yield using the effective interest rate method. Such fees were previously expensed. The majority of the Company's CRE debt investments were originated in the fourth quarter 2011.

Asset Disposition Fee

For substantial assistance in connection with the sale of investments, the Company will pay the Advisor or its affiliate a disposition fee of 1.0% of the contract sales price of each CRE debt, CRE security or select CRE equity investment sold, including mortgage-backed securities or collateralized debt obligations issued by a subsidiary of the Company as part of a securitization transaction. The Company will not pay a disposition fee upon the maturity, prepayment, workout modification or extension of a loan or other debt-related investment unless there is a corresponding fee paid by the borrower, in which case the disposition fee will be the lesser of: (i) 1.0% of the principal amount of the loan or debt-related investment prior to such transaction; or (ii) the amount of the fee paid by the borrower in connection with such transaction. If the Company takes ownership of a property as a result of a workout or foreclosure of a loan, the Company will pay a disposition fee upon the sale of such property. The Company did not incur any asset disposition fees to the Advisor for the years ended December 31, 2011 and 2010 and for the period from Inception Date to December 31, 2009.

NorthStar Realty Securities, LLC

Pursuant to a dealer manager agreement, the Company pays the Dealer Manager selling commissions of up to 7.0% of gross offering proceeds, all of which are reallowed by the Dealer Manager to participating broker-dealers. In addition, the Company will pay the Dealer Manager a dealer manager fee of 3.0% of gross offering proceeds, a portion of which may be reallowed by the Dealer Manager to participating broker-dealers. No selling commissions or dealer manager fee will be paid for sales under the DRP. For the years ended December 31, 2011 and 2010, the Company incurred $12,023,777 and $2,475,920 respectively, in selling commissions and dealer manager fees, which are recorded as a cost of capital in the consolidated statements of equity. The Company did not incur any selling commissions or dealer manager fees for the period from Inception Date to December 31, 2009.

Sponsor Purchase of Common Stock

The Sponsor has committed to purchase up to $10 million of shares of the Company's common stock during the two-year period following commencement of the Company's Offering if cash distributions exceed modified funds from operations (as defined in accordance with the current practice guidelines issued by the Investment Program Association) to provide additional funds to support distributions to stockholders. For the year ended December 31, 2011, the Sponsor purchased 253,202 shares of the Company's common stock at a price of $9.00 per share related to this arrangement for a price of $2.3 million. For the year ended December 31, 2010 and for the period from Inception Date to December 31, 2009, the Sponsor did not purchase any common stock related to this arrangement.

8. Stockholders' Equity

Common Stock

For the year ended December 31, 2011, the Company sold 12,507,536 shares of common stock pursuant to its Primary Offering, generating gross proceeds of $124,591,660. For the year ended December 31, 2011, the ratio of Offering costs to Total Capital Raised was 11%. For the year ended December 31, 2010, the Company sold 3,920,386 shares of common stock pursuant to its Primary Offering, generating gross proceeds of $37,565,416. For the period from Inception Date to December 31, 2009, the Company sold 113,828 shares of common stock generating gross proceeds of $1,000,000.

Distribution Reinvestment Plan

The Company has adopted a DRP through which common stockholders may elect to reinvest an amount equal to the distributions declared on their shares in additional shares of the Company's common stock in lieu of receiving cash distributions. The initial purchase price per share under the DRP is $9.50. Once the Company establishes an estimated value per share, shares issued pursuant to the DRP will be priced at the estimated value per share of the Company's common stock, as determined by the Advisor or another firm chosen for that purpose. The Company expects to establish an estimated value per share after the completion of its offering stage. The offering stage will be considered complete when the Company is no longer publicly offering equity securities, whether through the Offering or follow-on public offerings, and has not done so for 18 months. No selling commissions or dealer manager fees will be paid on shares sold under the DRP. The board of directors of the Company may amend or terminate the DRP for any reason upon ten-days' notice to participants. For the years ended December 31, 2011 and 2010, the Company issued 153,190 and 14,129 shares, respectively, totaling $1,455,308 and $133,373, respectively, of proceeds pursuant to the DRP. The Company did not issue any shares pursuant to the DRP for the period from Inception Date to December 31, 2009.

Distributions

Distributions to stockholders are approved by the Company's board of directors and are paid based on a daily amount of $.002191781 per share. The following summarizes distributions for the years ended December 31, 2011 and 2010:

Period	Distributions		
	Cash	DRP	Total
2011			
First Quarter	$ 527,087	$ 161,612	$ 688,699
Second Quarter	716,660	286,407	1,003,067
Third Quarter	1,034,925	458,231	1,493,156
Fourth Quarter	1,606,664	864,100	2,470,764
2010			
First Quarter	70,939	10,503	81,442
Second Quarter	208,524	63,838	272,362
Third Quarter	582,762	-	582,762
Fourth Quarter	529,655	103,354	633,009

There were no distributions declared for the period from Inception Date to December 31, 2009.

Share Repurchase Program

The Company has adopted a share repurchase program that may enable stockholders to sell their shares to the Company in limited circumstances. Share repurchases will be made at the sole discretion of the board of directors. During the first quarter 2011, the Company repurchased 14,748 shares for a total of $147,480 or $10 per share. The Company did not repurchase any other common shares in 2011.

9. Equity-Based Compensation

Directors Shares

On July 19, 2010, each of the Company's three independent directors received 5,000 shares of restricted stock in connection with the commencement of the Offering. On June 7, 2011, each of the Company's three independent directors were re-elected to the board and received 2,500 shares of restricted stock in connection with their re-election. The non-vested stock will generally vest over four years; provided, however, that the non-vested stock will become fully vested on the earlier occurrence of: (i) the termination of the independent director's service as a director due to his or her death or disability; or (ii) a change in control of the Company. Total equity-based compensation cost recognized in connection with the granting of the non-vested stock is $202,500, which will be recorded in income ratably over the four-year vesting period.

For the years ended December 31, 2011 and 2010, the Company recognized $43,269 and $15,243 of equity-based compensation expense, respectively, related to the issuance of restricted stock, which was recorded in general and administrative expenses in the consolidated statements of operations. For the year ended December 31, 2010, $6,804 was recognized prior to the Merger Transaction and $8,439 was recognized subsequent to the Merger Transaction. The Company did not recognize any equity-based compensation expense for the period from Inception Date to December 31, 2009. As of December 31, 2011 and 2010, $143,988 and $119,757, respectively, of equity-based compensation expense related to non-vested stock has not been recognized. As of December 31, 2011 and 2010, there were 16,875 and 14,063 shares, respectively, of non-vested stock outstanding.

Long-Term Incentive Plan

The Company adopted a long-term incentive plan (the "Plan"), which it uses to attract and retain qualified directors. The Plan offers these individuals an opportunity to participate in its growth through awards in the form of, or based on, its common stock. The Company currently intends to issue awards only to its independent directors under the Plan.

The Plan authorizes the granting of restricted stock, stock options, stock appreciation rights, restricted or deferred stock units, performance awards, dividend equivalents, limited partnership interests in the Company's operating partnership, other stock-based awards and cash-based awards to directors of the Company. Stock options granted under the Plan will not exceed an amount equal to 10% of the outstanding shares of the Company's common stock on the date of grant of any such stock options. Any stock options and stock appreciation rights granted under the Plan will have an exercise price or base price that is not less than the fair value of the Company's common stock on the date of grant.

The Company's board of directors, or a committee of the board, administers the Plan, with sole authority to determine all of the terms and conditions of the awards, including whether the grants, vesting or settlement of awards may be subject to the attainment of one or more performance goals.

10. Non-controlling Interests

Operating Partnership

Non-controlling interests represent the aggregate limited partnership interests in the OP held by limited partners. Income allocated to the non-controlling interests is based on the limited partners' ownership percentage of the OP. Income allocated to the operating partnership non-controlling interests for the years ended December 31, 2011 and 2010 and for the period from Inception Date to December 31, 2009 was $103, $328 and $1,361, respectively.

11. Segment Reporting

The Company conducts its business through the following segments:

- The real estate debt business is focused on originating, acquiring and asset managing CRE debt investments including first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans.

- The real estate securities business is focused on investing in and asset managing CRE securities primarily consisting of CMBS and may include unsecured REIT debt, CDO notes and other securities.

The following summarizes segment reporting for the years ended December 31, 2011 and 2010 and for the period from Inception Date to December 31, 2009:

Year Ended December 31, 2011	Real Estate Debt	Real Estate Securities	Unallocated (1)	Total
Revenues				
Interest income	$ 1,447,243	$ 1,645,046	$ -	$ 3,092,289
Total revenues	1,447,243	1,645,046	-	3,092,289
Expenses				
Interest expense	-	902,482	-	902,482
Advisory fees - related party	-	-	265,403	265,403
Auditing and professional fees	-	-	224,306	224,306
General and administrative expenses	8,342	4,317	821,550	834,209
Total expenses	8,342	906,799	1,311,259	2,226,400
Income (loss) from operations	1,438,901	738,247	(1,311,259)	865,889
Unrealized gains (losses) on investments and other	-	732,231	-	732,231
Net income (loss)	1,438,901	1,470,478	(1,311,259)	1,598,120
Less: net income attributable to non-controlling interests	93	95	(85)	103
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ 1,438,808	$ 1,470,383	$ (1,311,174)	$ 1,598,017
Total assets as of December 31, 2011	$ 80,880,851	$ 35,429,729	$ 53,054,468	$ 169,365,048

(1) Unallocated includes corporate level and general and administrative expenses.

Year Ended December 31, 2010	Real Estate Debt	Real Estate Securities	Unallocated [(1)]	Total
Revenues				
Interest income	$ -	$ 1,484,691	$ -	$ 1,484,691
Total revenues	-	1,484,691	-	1,484,691
Expenses				
Interest expense	-	799,911	-	799,911
Advisory fees - related party	-	-	53,760	53,760
Auditing and professional fees	-	-	238,059	238,059
General and administrative expenses	-	8,208	679,074	687,282
Total expenses	-	808,119	970,893	1,779,012
Income (loss) from operations	-	676,572	(970,893)	(294,321)
Realized gain on investments and other	-	199,604	-	199,604
Unrealized gains (losses) on investments and other	-	1,724,637	-	1,724,637
Net income (loss)	-	2,600,813	(970,893)	1,629,920
Less: net income attributable to non-controlling interests	-	523	(195)	328
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ -	$ 2,600,290	$ (970,698)	$ 1,629,592
Total assets as of December 31, 2010	$ -	$ 32,184,668	$ 19,893,265	$ 52,077,933

Period from January 26, 2009 (inception) to December 31, 2009	Real Estate Debt	Real Estate Securities	Unallocated [(1)]	Total
Revenues				
Interest income	$ -	$ 94,795	$ -	$ 94,795
Total revenues	-	94,795	-	94,795
Expenses				
Interest expense	-	-	-	-
Advisory fees - related party	-	-	-	-
Auditing and professional fees	-	-	-	-
General and administrative expenses	-	-	-	-
Total expenses	-	-	-	-
Income (loss) from operations	-	94,795	-	94,795
Unrealized gains (losses) on investments and other	-	587,096	-	587,096
Net income (loss)	-	681,891	-	681,891
Less: net income attributable to non-controlling interests	-	1,361	-	1,361
Net income (loss) attributable to NorthStar Real Estate Income Trust, Inc. common stockholders	$ -	$ 680,530	$ -	$ 680,530
Total assets as of December 31, 2009	$ -	$ 3,498,914	$ -	$ 3,498,914

(1) Unallocated includes corporate level and general and administrative expenses.

For all periods presented above, all revenues were generated from external customers located in the United States.

12. Subsequent Events

Offering Proceeds

For the period from January 1, 2012 to February 28, 2012, the Company sold 4,756,858 common shares pursuant to its Offering generating gross proceeds of $47,446,972.

Distributions

On February 29, 2012, the Company's board of directors approved a daily cash distribution of $0.002185792 per share of common stock for each of the three months ended June 30, 2012. The distribution will be paid in cumulative amounts to the stockholders of record entitled to receive such distribution May 1, 2012, June 1, 2012 and July 2, 2012.

Sponsor Purchase of Common Stock

On February 29, 2012, the Company's board of directors approved the sale of 117,055 shares of the Company's common stock to NRFC Sub-REIT Corp., a subsidiary of the Sponsor, at a price of $9.00 per share. In connection with this commitment and including the Sponsor's purchase of shares approved on February 29, 2012, the Sponsor has purchased 370,257 shares for $3.3 million.

Share Repurchase Program

On January 17, 2012, the Company repurchased 17,927 shares for a total of $165,825 or $9.25 per share.

Credit Facility

On February 29, 2012, NSREIT WF Loan, LLC ("NSREIT WF"), an indirect wholly-owned subsidiary of the Company, entered into a Master Repurchase and Securities Contract (the "Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo"). The Credit Facility provides up to $100 million to finance first mortgage loans secured by commercial real estate, as described in more detail in the Credit Facility.

Advances under the Credit Facility accrue interest at per annum rates ranging from LIBOR plus 2.5% to 3.0%, with advance rates of up to 75%, depending on asset type, subject to adjustment. The initial maturity date of the Credit Facility is February 28, 2014, with two, one-year extensions at the Company's option, which may be exercised upon the satisfaction of certain conditions set forth in the Credit Facility.

In connection with the Credit Facility, the Company entered into a Limited Guaranty (the "Guaranty"), under which the Company guaranty the obligations under the Credit Facility and the OP provided a Pledge and Security Agreement (the "Pledge") over its interests in NSREIT WF.

The Credit Facility, the Guaranty and the Pledge contain representations, warranties, covenants, conditions precedent to funding, events of default and indemnities that are customary for agreements of these types, and the Credit Facility contains financial covenants that require NSREIT WF to maintain at least $5.0 million and a maximum of $15.0 million in unrestricted cash or cash equivalents at all times during the term of the Credit Facility. In addition, the Company must maintain: (i) total equity equal to $108.7 million, subject to increases equal to 80% of aggregate net proceeds raised up to a maximum of $250.0 million; (ii) a ratio of EBITDA, as defined in the Guaranty, to fixed charges of not less than 1.4x; and (iii) a ratio of total borrowings to total equity not greater than 300%. In addition, Wells Fargo may stop making advances under the Credit Facility and the extension options may not be available if any two of Messrs. Hamamoto, Gilbert or Tylis are no longer employed by the Sponsor and are not replaced by persons acceptable to Wells Fargo.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the Credit Facility, the Guaranty and the Pledge, which will be filed as exhibits to the Company's quarterly report on Form 10-Q for the period ended March 31, 2012.

New Investments

The following summarizes the Company's CRE debt investments originated subsequent to December 31, 2011.

Asset Type:	Investment Date	Maturity Date	Principal Amount	Coupon (1)	Current Yield	Yield to Maturity (2)
First mortgage loan	January 6, 2012	January 6, 2015	$ 12,050,000	9.00%	9.09%	10.25%
First mortgage loan	January 18, 2012	January 18, 2015	13,500,000	9.75%	9.85%	11.09%
Total/Weighted average			$ 25,550,000	9.40%	9.49%	10.69%

(1) All new first mortgage loans are floating-rate with a weighted average LIBOR floor of 3.53%.
(2) Based on initial maturity and fees received or expected to be received from the Company's borrowers and excludes any acquisition fees paid to the Company's Advisor.

NORTHSTAR REAL ESTATE INCOME TRUST, INC. AND SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
December 31, 2011

Asset Type:	Description	Location	Number	Interest Rate [1]	Maturity Date [2]	Periodic Payment Terms [3]	Prior Liens	Principal Amount	Carrying Value
First mortgage loans:									
Borrower A	Multifamily	San Marcos, TX	1	8.00%	3/30/2014	I/O	$ -	$ 4,750,000	$ 4,755,408
Borrower B	Office	San Mateo, CA	1	8.00%	5/2/2014	I/O	-	15,107,400	15,227,818
Borrower C	Retail	Bradenton, FL	1	8.25%	9/28/2014	I/O	-	9,500,000	9,500,000
Borrower D	Hotel	Various	1	8.25%	12/15/2014	I/O	-	29,750,000	29,753,576
Borrower E	Hotel	Panama City, FL	1	8.50%	12/29/2014	I/O	-	9,200,000	9,200,145
Total/Weighted average			5	8.21%	9/28/2014		-	68,307,400	68,436,947
Mezzanine loans:									
Borrower F	Healthcare	El Paso, TX	1	15.00%	12/9/2016	I/O	16,500,000	4,500,000	4,500,369
Total/Weighted average			1	15.00%	12/9/2016		16,500,000	4,500,000	4,500,369
			6				$ 16,500,000	$ 72,807,400	$ 72,937,316

(1) All loans are floating-rate but subject to a fixed minimum LIBOR rate, or floor. The interest rate shown is the coupon as of December 31, 2011.
(2) Reflects the initial maturity date of the investment and does not consider any options to extend beyond such date.
(3) Interest Only, or I/O; principal amount due in full at maturity.

Reconciliation of Carrying Value of Commercial Real Estate Debt:

	2011	2010	2009
Balance at beginning of period	$ -	$ -	$ -
Additions:			
Principal amount of originated loans	72,807,400	-	-
Acquisition fees incurred on new loans	728,074	-	-
Origination fees received on new loans	(577,000)	-	-
Deductions:			
Amortization of origination, acquisition and other fees, net	(21,158)	-	-
Balance at end of period	$ 72,937,316	$ -	$ -

Corporate Directory

Board of Directors

David T. Hamamoto
Chairman & Chief Executive Officer

Jonathan Albro
Independent Director

Charles W. Schoenherr
Independent Director

Jack F. Smith, Jr.
Independent Director

Officers

David T. Hamamoto
Chairman & Chief Executive Officer

Daniel R. Gilbert
President & Chief Investment Officer

Albert Tylis
Chief Operating Officer

Debra A. Hess
Chief Financial Officer

Ronald J. Lieberman
General Counsel & Secretary

Corporate Headquarters

399 Park Avenue, 18th Floor
New York, NY 10022
212.547.2600
www.nrfc.com

Transfer Agent

DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105

Independent Accountants

Grant Thornton LLP
New York, NY

Legal Counsel

Alston & Bird LLP
New York, NY

NorthStar
REAL ESTATE INCOME TRUST

Questions about NorthStar REIT or your account should be directed to:

NorthStar Real Estate Income Trust, Inc.
5299 DTC Blvd., Suite 900
Greenwood Village, CO 80111
877.940.8777

NorthStar Real Estate Income Trust
5299 DTC Boulevard, Suite 900
Greenwood Village, CO 80111

877.940.8777 Tel
303.648.5142 Fax
www.northstarREIT.com

00079615